ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Contents


                                                                            Page


Report of Independent Accountants


Consolidated Balance Sheets at
 December 31, 2002 and 2001                                                    3


Consolidated Statements of Operations for the Years
 ended December 31, 2002, 2001 and 2000                                        4


Statements of Other Comprehensive Income (Loss) for the
 Years ended December 31, 2002, 2001 and 2000                                  5


Statement of Changes in Shareholders' Equity for the
 Years ended December 31, 2002, 2001 and 2000                                  6


Consolidated Statements of Cash Flows for the
 Years ended December 31, 2002, 2001 and 2000                                  9


Notes to the Consolidated Financial Statements                                12


Consolidated Balance Sheet as at December 31
-----------------------------------------------------------------------------------------------------------------------------



                                                                                                     2002                2001
                                                                                           --------------      --------------
                                                                                 Note      $ in thousands      $ in thousands
                                                                                -----      --------------      --------------
Assets

Current assets

Cash and cash equivalents ...........................................             17A             356,649             226,192
Short-term investments ..............................................           2,17B               6,840               7,126
Receivables:
 Trade ..............................................................             17C             207,315             301,524
 Other ..............................................................             17D              24,194              61,655
Prepaid expenses ....................................................                               4,349               9,839
Recoverable costs and estimated
earnings - not yet billed ..........................................                               13,690              30,368
Inventories .........................................................               3             149,747             274,640
Assets - discontinuing operations ...................................              21              20,648                  --
                                                                                           --------------      --------------
Total current assets ................................................                             783,432             911,344
                                                                                           --------------      --------------

Long-term bank deposits and receivables, net of
 current maturities .................................................               4             132,173             166,690
                                                                                           --------------      --------------
Investments .........................................................               5              42,985              36,541
                                                                                           --------------      --------------

Property, plant and equipment .......................................               6
Cost ................................................................                             278,159             323,891
Less - accumulated depreciation .....................................                             139,572             141,543
                                                                                           --------------      --------------
                                                                                                  138,587             182,348
                                                                                           --------------      --------------
Software development costs, net .....................................               7              20,082              27,086
                                                                                           --------------      --------------
Goodwill and other intangible assets, net ...........................               8              21,045              75,628
                                                                                           --------------      --------------
Other assets ........................................................             15F              16,795              17,290
                                                                                           --------------      --------------
Total assets ........................................................                           1,155,099           1,416,927
                                                                                           ==============      ==============

---------------------                                                  -------------------------------------
David Ball                                                             Doron Inbar
Chairman of the Board                                                  President and Chief Executive Officer

February 11, 2003


                                                                                                              ECI Telecom Ltd.

------------------------------------------------------------------------------------------------------------------------------

                                                                                                      2002                2001
                                                                                            --------------      --------------
                                                                                  Note      $ in thousands      $ in thousands
                                                                                ------      --------------      --------------
Liabilities and Shareholders' Equity

Current liabilities
Short-term credits                                                              9A, 17E            230,012             120,030
Trade payables                                                                                      41,221              79,776
Other payables and accrued liabilities                                              17F            133,826             180,780
Liabilities - discontinuing operations                                               21             12,148                   -
                                                                                            --------------      --------------
Total current liabilities                                                                          417,207             380,586
                                                                                            --------------      --------------
Long-term liabilities
Loans                                                                                9A                  -             200,000
Other liabilities                                                                    9B              8,379              11,573
Liability for employee severance benefits, net                                       10             26,357              28,338
                                                                                            --------------      --------------
Total long-term liabilities                                                                         34,736             239,911
                                                                                            --------------      --------------
Total liabilities                                                                                  451,943             620,497
                                                                                            --------------      --------------
Minority interests                                                                                  56,756              41,574
                                                                                            --------------      --------------
Commitments and contingencies                                                        11

Shareholders' equity                                                                 12
Share capital                                                                                        6,152               5,873
Capital surplus                                                                                    658,425             656,614
Accumulated other comprehensive income (loss)                                                      (1,832)               1,800
Retained earnings (deficit)                                                                       (16,345)             173,567
                                                                                            --------------      --------------
                                                                                                   646,400             837,854
Treasury stock                                                                                           -            (82,998)
                                                                                            --------------      --------------

Total shareholders' equity                                                                         646,400             754,856
                                                                                            --------------      --------------





                                                                                            --------------      --------------
Total liabilities and shareholders' equity                                                       1,155,099           1,416,927
                                                                                            ==============      ==============


The accompanying notes are an integral part of the financial statements.



                                                                                                            ECI Telecom Ltd.

Consolidated Statements of Operations for the Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------


                                                                                      2002              2001               2000
                                                                          ----------------    --------------     --------------
                                                                 Note         $ in thousands, except per share amounts
                                                         ------------     -----------------------------------------------------


Revenues                                                          17G              646,211           891,395          1,058,813
Cost of revenues                                                  17H              377,513           621,582            649,064
Royalties to the government                                                         10,272            14,523             20,601
Inventory write-off                                           20; 17H                7,446            99,163              9,322
                                                                          ----------------    --------------     --------------
Gross profit                                                                       250,980           156,127            379,826

Research and development costs, net                               17I               93,097           123,467            132,210
Selling and marketing expenses                                    17J              115,241           138,990            182,832
General and administrative expenses                               17K               92,056            78,204             77,792
Amortization of acquisition-related intangible assets              19                1,760            10,187             12,174
Impairment of assets                                               20                1,525            96,526             22,968
Liability for royalties payable to the Chief Scientist           11C3                    -             8,394                  -
Restructuring and spin off expenses                                20                    -            19,381             24,413
Purchase of in process research and development                    19                    -               916             20,500
                                                                          ----------------    --------------     --------------
Operating loss                                                                    (52,699)         (319,938)           (93,063)
Financial expenses                                                17L             (18,375)          (26,876)            (9,477)
Financial income                                                  17L               24,564            32,242             24,333
Other income (expenses) - net                                     17M             (13,297)          (32,201)             34,840
                                                                          ----------------    --------------     --------------
Loss from continuing operations before
taxes on income                                                                   (59,807)         (346,773)           (43,367)
Taxes on income                                                    15              (8,812)               315                 63
                                                                          ----------------    --------------     --------------
Loss from continuing operations after
taxes on income                                                                   (68,619)         (346,458)           (43,304)
Company's equity in results of
 investee companies, net                                                           (3,055)             (983)            (1,540)
Minority interest in income of a subsidiary,
net of taxes                                                                       (6,045)           (2,621)            (1,665)
                                                                          ----------------    --------------     --------------
Loss from continuing operations                                                   (77,719)         (350,062)           (46,509)
Cumulative effect of accounting change, net of taxes               1U                (550)             1,703           (22,109)
                                                                          ----------------    --------------     --------------
Discontinued operations:
Loss on discontinued operations, net                               21             (77,416)          (64,017)           (22,792)
                                                                          ----------------    --------------     --------------

Net loss                                                                         (155,685)         (412,376)           (91,410)
                                                                          ================    ==============     ==============
Loss per share                                                    17O
Basic and diluted loss per share for:
   Continuing operations                                                            (0.74)            (3.77)             (0.50)
   Discontinued operations                                                          (0.73)            (0.69)             (0.27)
   Cumulative effect of accounting change, net                                      (0.01)             0.02              (0.23)
                                                                          ----------------    --------------     --------------

Net loss                                                                            (1.48)            (4.44)             (1.00)
                                                                          ================    ==============     ==============




The accompanying notes are an integral part of the financial statements.



                                                                                                            ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------


                                                                                      2002              2001               2000
                                                                          ----------------     --------------     --------------
                                                                            $ in thousands     $ in thousands     $ in thousands
                                                                          ----------------     --------------     --------------


Net loss                                                                         (155,685)          (412,376)           (91,410)
                                                                          ----------------     --------------     --------------
Other comprehensive income (loss):
 Cumulative effect of an accounting change, net                                          -            (2,631)                  -
Realization of gain (losses) on available for sale securities                            -              5,229           (16,182)
Unrealized gains (losses) from change in the fair value of
 financial instruments                                                             (3,632)              4,431                  -
Unrealized holding gains (losses) on available for sale
 securities arising during the year, net                                                 -            (6,527)              6,309
                                                                          ----------------     --------------     --------------

Total other comprehensive income (loss)                                            (3,632)                502            (9,873)
                                                                          ----------------     --------------     --------------

Comprehensive loss                                                               (159,317)          (411,874)          (101,283)
                                                                          ================     ==============     ==============









The accompanying notes are an integral part of the financial statements.

                                                               ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------


                                          Number      Share      Capital    Accumulated
                                      of shares*    capital      surplus          other     Retained      Treasury            Total
                                                                          comprehensive     earnings         stock     shareholders'
                                                                           income (loss)  (Note 15A1)                        equity
                                      ----------    -------    ---------    ----------    ----------     --------     -------------
                                                     $ in thousands, except share amounts and dividends per share
                                      ---------------------------------------------------------------------------------------------

Balance at January 1, 2000            90,102,001      5,762      587,639        11,171       691,188       (71,440)       1,224,320

Changes during 2000 -
Net loss for the year ended
 December 31, 2000                            --         --           --            --       (91,410)           --          (91,410)

Employee stock options exercised
 and paid, net                           324,246         10        6,395            --            --            --            6,405

Conversion of convertible notes
 into share capital, net               3,400,000        101       84,049            --            --            --           84,150

Realization of gain on available
 for sale securities                          --         --           --       (16,182)           --            --          (16,182)

Net unrealized gain on available
 for sale securities                          --         --           --         6,309            --            --            6,309

Amortization of deferred
 compensation expenses                        --         --        2,898           --             --            --            2,898

Acquisition of Company's stock        (1,671,227)        --           --           --             --       (48,880)         (48,880)

Sale of Treasury stock                   203,887         --          825           --             --         2,830            3,655

Dividend**                                    --         --           --           --        (13,835)           --          (13,835)
                                      ----------    -------    ---------    ----------    ----------     ---------    -------------

Balance at December 31, 2000          92,358,907      5,873      681,806        1,298        585,943      (117,490)       1,157,430
                                      ==========    =======    =========    ==========    ==========     =========    =============


The accompanying notes are an integral part of the financial statements.

                                                                                                                    ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------


                                          Number      Share      Capital    Accumulated
                                      of shares*    capital      surplus          other     Retained      Treasury            Total
                                                                          comprehensive     earnings         stock     shareholders'
                                                                           income (loss)  (Note 15A1)                        equity
                                      ----------    -------    ---------    ----------    ----------     ---------     -------------
                                                     $ in thousands, except share amounts and dividends per share
                                      ---------------------------------------------------------------------------------------------


Balance at January 1, 2001            92,358,907      5,873      681,806         1,298       585,943      (117,490)       1,157,430

Changes during 2001 -
Net loss for the year ended
 December 31, 2001                            --         --           --            --      (412,376)           --         (412,376)

Cumulative effect of an accounting
 change, net (Note 1U(2))                     --         --           --       (2,631)            --            --           (2,631)

Realization of gain on available
 for sale securities, net                     --         --           --         5,229            --            --            5,229

Net unrealized loss on available
 for sale securities                          --         --           --       (6,527)            --            --           (6,527)

Amortization of deferred
 compensation expenses                        --         --        3,208            --            --            --            3,208

Net unrealized gain on
 financial instruments                        --         --           --         4,431            --            --            4,431

Sale of Treasury stock                 1,214,642         --      (28,400)           --            --        34,492            6,092
                                      ----------    -------    ---------        ------    ----------     ---------    -------------

Balance at December 31, 2001          93,573,549      5,873      656,614         1,800       173,567       (82,998)         754,856
                                      ==========    =======    =========        ======    ==========     =========    =============



The accompanying notes are an integral part of the financial statements.



                                                                                                          ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------------------------------------------------


                                          Number      Share      Capital    Accumulated     Retained
                                      of shares*    capital      surplus          other    (deficit)      Treasury            Total
                                                                          comprehensive     earnings         stock     shareholders'
                                                                           income (loss)  (Note 15A1)                        equity
                                      ----------    -------    ---------    ----------    ----------     ---------     -------------
                                                     $ in thousands, except share amounts and dividends per share
                                      ---------------------------------------------------------------------------------------------

Balance at January 1, 2002            93,573,549      5,873      656,614          1,800      173,567       (82,998)         754,856

Changes during 2002 -
Net loss for the year ended
 December 31, 2002                            --         --           --            --      (155,685)           --         (155,685)
Share issuance, net                   13,160,000        263           --            --       (34,227)       82,998           49,034
Share issuance to employees
 and others                              779,063         16        1,960            --            --            --            1,976
Amortization of deferred
 compensation expenses                        --         --         (149)           --            --            --             (149)
Net unrealized loss on
 financial instruments                        --         --           --        (3,632)           --            --           (3,632)
                                      ----------    -------    ---------        ------    ----------     ---------     -------------

Balance at December 31, 2002         107,512,612      6,152      658,425        (1,832)      (16,345)           --          646,400
                                     ===========    =======    =========        ======    ==========     =========    =============



*  Issued and outstanding

** Dividend per share as follows:
                                                                          For the year ended December 31
                                                                   -------------------------------------------
                                                                           2002            2001           2000
                                                                   ------------     -----------      ---------
                                                                              $               $              $
                                                                   ------------     -----------      ---------

                                                                             -                -           0.15
                                                                   ============     ===========      =========





The accompanying notes are an integral part of the financial statements.



                                                                                                          ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------


                                                                                    2002              2001              2000
                                                                       -----------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                       -----------------    --------------    --------------


Cash flows from operating activities
Net loss                                                                       (155,685)         (412,376)          (91,410)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:

Depreciation and amortization                                                     56,451            71,281            76,915
Cumulative effect of accounting change, net                                          550           (1,703)            27,923
Amortization of deferred compensation                                                 81             5,339             6,184
Loss on sale of property and equipment                                             3,936             1,778               368
Impairment of assets                                                               1,525           133,506            22,968
Liability for royalties payable to the Chief Scientist                                 -             8,394                 -
Capital gains (losses), net                                                        8,738            23,352          (37,872)
Other - net (mainly long-term deferred taxes)                                      6,039           (3,780)             1,501
In-process research and development costs                                              -               916            28,770
Company's equity in results of investee companies                                  3,055               983             1,540
Minority interest in net results of subsidiaries                                   6,045             2,621             1,665
Decrease in marketable securities                                                    852             4,780            50,013
Decrease (increase) in trade receivables (including
 non-current maturities of bank deposits and trade receivables)                  112,056            62,445         (105,910)
Decrease in other receivables                                                     30,170            11,336            14,535
Decrease (increase) in prepaid expenses                                            4,501           (3,456)               310
Decrease (increase) in recoverable costs and estimated earnings -
 not yet billed                                                                   19,540          (11,542)          (11,149)
Decrease (increase) in inventories                                               113,056            95,349         (183,418)
Increase (decrease) in trade payables                                           (35,217)          (92,800)            70,687
Increase (decrease) in other payables and accrued liabilities                   (38,461)          (10,529)            20,330
Decrease in other long-term liabilities                                          (3,194)             (275)           (1,524)
Increase (decrease) in liability for employee severance benefits                 (2,081)              (79)             3,698
Cumulative effect of an accounting change on discontinued operations              36,646                 -                 -
Impairment of long-lived assets relating to the discontinued operation            22,678                 -                 -
                                                                       -----------------    --------------    --------------
Net cash provided by (used in) operating activities                              191,281         (114,460)         (103,876)
                                                                       -----------------    --------------    --------------

Cash flows from investing activities
Decrease (increase) in short-term investments                                      (450)             6,122           123,018
Software development costs capitalized                                          (12,935)          (19,407)          (26,921)
Investment in property, plant and equipment                                     (11,759)          (31,743)          (68,030)
Proceeds from sale of property, plant and equipment                                  746             2,158             1,858
Purchase of technology                                                                 -           (1,580)           (1,400)
Acquisition of investee companies                                                (2,584)           (1,266)          (13,593)
Long-terms loan granted                                                          (6,227)          (19,776)                 -
Proceeds from sale of available for sale securities                                    -             4,632            65,125
Proceeds from sale of shares of an investee company                                    -             4,419             2,045
Long-term loans granted to investee companies                                          -             (184)             (626)
Acquisition of newly consolidated subsidiary (A)                                     513               288          (99,856)

Repayment from related party                                                           -             2,275                 -
Proceeds from realization of consolidated subsidiaries and operations (B)       (10,003)            14,053                 -
Proceeds from realization of shares at consolidated subsidiary and
 operations                                                                       20,302                 -            17,099
                                                                       -----------------    --------------    --------------
Net cash used in investing activities                                           (22,397)          (40,009)           (1,281)
                                                                       -----------------    --------------    --------------
The accompanying notes are an integral part of the financial statements.


                                                                                               ECI Telecom Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
---------------------------------------------------------------------------------------------------------------


                                                                       2002              2001              2000
                                                          -----------------    --------------    --------------
                                                             $ in thousands    $ in thousands    $ in thousands
                                                          -----------------    --------------    --------------


Cash flows from financing activities
Exercise of employee stock options
 (net of share issue expenses)                                            -                 -             6,405
Proceeds from long-term debt                                              -           250,000                 -
Exercise of employee stock options in a subsidiary
 (net of share issue expenses)                                            -                 -               233
Repayment of long-term debt                                        (90,000)                 -                 -
Increase (decrease) in short-term credit, net                          (18)         (162,487)           216,185
Acquisition of the Company's stock                                        -                 -          (48,880)

Share issue expenses                                                  (646)                 -             (850)
Dividend paid                                                               -                 -          (18,338)
Dividend paid to the minority                                             -             (481)                 -
Proceeds from share issuance                                         51,656             6,092             3,655

                                                          -----------------    --------------    --------------
Net cash provided by (used in) financing activities                (39,008)            93,124           158,410
                                                          -----------------    --------------    --------------
Effect of change in exchange rate on cash                               581             1,094             1,046
                                                          -----------------    --------------    --------------
Net increase (decrease) in cash and cash equivalents                130,457          (60,251)            54,299
Cash and cash equivalents at beginning of year                      226,192           286,443           232,144
                                                          -----------------    --------------    --------------
Cash and cash equivalents at end of year                            356,649           226,192           286,443
                                                          =================    ==============    ==============
Supplemental disclosures:

Income taxes paid, net of tax refunds                                 (124)             5,268             4,159
                                                          =================    ==============    ==============
Interest paid                                                        10,008            17,648             1,059
                                                          =================    ==============    ==============

A.  Acquisition of newly consolidated subsidiaries (Note 19)


                                                                       2002              2001              2000
                                                          -----------------    --------------    --------------
                                                             $ in thousands    $ in thousands    $ in thousands
                                                          -----------------    --------------    --------------

Current assets (other than cash)                                    (1,795)             2,174             9,182
Investment in investee companies                                      2,482                 -                 -
Property, plant, equipment and other assets, net                      (171)             (707)           (2,617)
Goodwill                                                                (3)          (16,348)          (77,651)
In process research and development                                       -             (916)          (28,770)
Long-term liabilities                                                     -             1,500                 -
Minority interest                                                         -             9,841                 -
Capital gain on issue of shares to minority interest,
 in consideration for acquisition thereof                                 -             4,744                 -
                                                          -----------------    --------------    --------------

                                                                        513               288          (99,856)
                                                          =================    ==============    ==============

The accompanying notes are an integral part of the financial statements.



                                                                                                          ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)
--------------------------------------------------------------------------------------------------------------------------



B.  Proceeds from realization of consolidated subsidiaries

                                                                       2002              2001              2000
                                                          -----------------    --------------    --------------
                                                             $ in thousands    $ in thousands    $ in thousands
                                                          -----------------    --------------    --------------


Current assets (other than cash)                                      9,600             8,468                 -
Property, plant and equipment and other assets, net                   6,742             6,364                 -
Inventories                                                           3,263            17,948                 -
Investment in investee company                                     (29,608)             (133)                 -
Minority interest                                                         -             (298)                 -
Capital losses                                                            -          (18,296)                 -
                                                          -----------------    --------------    --------------

                                                                   (10,003)           14,053                  -
                                                          =================    ==============    ==============


C.       Non-cash activities

Purchase of other assets on credit                                        -                  -           18,570
Conversion of convertible note into share capital                         -                  -           85,000
Sale of fixed assets in return for shares in investee company             -              1,017                -
Exchange of shares in investee companies                                  -                449                -










The accompanying notes are an integral part of the financial statements.

     ECI          Telecom Ltd.


Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies

      Significant accounting policies, applied on a consistent basis (except as disclosed in Note 1U1 and 1V below), are as follows:

         A.       General

         (1) ECI Telecom Ltd. (hereinafter "ECI" or "Company") is an Israeli corporation which develops, manufactures and markets telecommunications equipment for carriers and other providers of telecommunication services. ECI's products and platforms are designed to increase the capacity and efficiency of new and existing local and international communications networks. They are designed to help telecommunications service providers maximize the value of their networks and reduce operating expenses while providing voice, data, video, multimedia and other revenue generating services to their customers. ECI specializes in metro optical networks, broadband access, band-width management and carrier-class VoIP solutions. ECI manufactures and markets its products itself and through its subsidiaries in Israel and abroad.

         (2) On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd. ("Lightscape"), and InnoWave ECI Wireless Systems Ltd. ("InnoWave") (already operating as a separate company), with the parent company to serve as a holding company and subcontractor of the devolved companies.

                  The Company established the four new subsidiaries, which absorbed the employees of the various divisions and were to receive operating assets from the Company (for segment reporting see Note 17G). The Company received a tax ruling that the transfer of activities to the new companies would be tax free, retroactive to the beginning of 2001.

                  The plan of demerger contemplated that the parent company would continue to manufacture for the devolved companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. It would also provide the devolved companies with management and other services.

                  In November 2000, the Board of Directors approved the merger of ECI Telecom (1990) Export Ltd., a wholly-owned subsidiary of the Company, with and into the Company. This subsidiary held the manufacturing plant that serviced Inovia. The merger was approved by the Israeli Tax Authorities and by the Court in 2001.

                  The transfer of assets to the subsidiaries was never carried out. In November 2002, the Board of Directors decided to reverse the split-up plan and not to transfer the assts and liabilities to the subsidiaries.

                  In December 2002, the Company notified the Israeli Tax Authorities of the retroactive cancellation of the split-up plan.

                  During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are as follows: access networks (Inovia) and transmission systems and optical networks (Lightscape, Enavis).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

         A.       General (cont'd)

         (3) During 2002, the Company transferred part of the NGTS activ-ities to a new company which was set up with third parties and in which the Company will hold approximately 43% of the share capital (36% on a fully diluted basis), see Note 5A. In addition, the Company decided to discontinue the activities of InnoWave, see Note 21. Accordingly, the results of discontinued operations for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.


         (4) The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

         (5) The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

                  Most of the Company's sales are made outside of Israel, mainly in dollars and other non-dollar currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

                  Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

                  All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

         (6) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.


         B.       Principles of consolidation

         The consolidated financial statements include those of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         C.       Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.


         D.       Investments

         1.       Investee companies

                  Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated by the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

                  Investment in entities in which the Company does not have significant influence (hereinafter - "other companies"), are stated as follows:

                  -    Marketable securities - as stated in 2 hereinafter.

                  - Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

         2.       Marketable securities

                  The Company classifies its debt and equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available-for-sale.

                  Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains or losses on trading securities are included in operations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from operations and are reported as a separate component of other comprehensive income
                  (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. A decline in value which is not of a temporary nature is charged to the statements of operations and establishes a new cost basis for the security.

                  Dividend and interest income is recognized when earned.

         E.       Inventories

         Inventories are stated at the lower of cost or market. Cost is determined as follows:

         Raw materials (including components) - on the moving average basis.

         Work in process and finished products:

         Raw materials and components - on the moving average basis.
         Labor and overhead components - on the basis of actual manufacturing costs.

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         F.       Property, plant and equipment

         1.       These assets are stated at cost.

         2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

                  Annual rates of depreciation are as follows:

                  Buildings                              2.5%
                  Machinery and equipment                10% - 33% (mainly 10%)
                  Motor vehicles                         15%
                  Office furniture and equipment         7% - 10%

                  Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life.

         3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

         4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.


         G.       Accrued warranty costs

         Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to performance of the work or delivery of the products) based on management's estimation and in accordance with the Company's prior experience (see also Note 17F).


         H.       Allowance for doubtful debts

         The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about debtors' financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         I.       Software development costs

         The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally two to three years.

         Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2002, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2003 or if market acceptance of related technology is not as anticipated by Management. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.


         J.       Business combinations

         The Company has adopted SFAS No. 141 "Business Combinations", issued in July 2001 which requires that the purchase method be used for all business combinations initiated after June 30, 2001. Separate recognition of intangible assets is required if they meet one of two criteria - the contractual-legal right criterion or the separability criterion. In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.


         K.       Goodwill and other intangible assets

         The Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets", issued in July 2001. According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, "Intangible Assets"). See also Note 1U1.


         L.       Acquisition of Company's stock

         Acquisition of Company's stock is presented as Treasury Stock in the statement of changes in shareholders' equity, according to the cost method.

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

         M.       Revenue recognition

         1. System revenues are recognized when the product has already been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

                  When the sales contract ties a significant portion of the payment for equipment to completion of installation or acceptance, the Company defers recognition of all revenue at least until installation is completed. Otherwise, the Company considers the sale of equipment and its installation to be two separate elements of the arrangement and only defers the fair value of the installation services (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs. If the fair value of the separate elements cannot be determined with sufficient reliability, the revenue from the entire arrangement is deferred.

         2. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

         3. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

         4. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

         5. The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method. The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.
                  In the event that Management anticipates a loss on a particular contract, such anticipated loss is provided for in full.

         N.       Research and development

         Research and development costs, net of any grants, are charged to the statements of operations as incurred.

         Royalties paid and accrued in respect of the said grants are classified to cost of goods sold.

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

         O.       Purchased in-process research and development costs (IPR&D)

         Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4 amounts assigned to purchased in-process research and development meeting the above c riteria must be charged to expense at the date of consummation of the purchase business combination.


         P.       Reclassification

         Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also Notes 1A(2) and 21.


         Q.       Income taxes

         1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes".

                  Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

                 Deferred taxes were not recorded in respect of the following matters -

                  o Taxes which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies, as no intention to realize such investments exists (see 2 hereunder).

                  o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 hereunder).

                  o Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

         Q.       Income taxes (cont'd)

         2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to operations in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

         - Earnings distributed by domestic subsidiaries relating to "approved enterprises? can be transferred to the Parent Company by way of a tax-free merger.

         - Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

         - Earnings distributed by domestic subsidiaries which are not attributable to an "approved enterprise" are not taxable.

         Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.


         R.       Derivative financial instruments

         On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133. SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

         The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts. The Company's forward foreign exchange contracts are primarily denominated in British Pounds Sterling and the Euro and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

         On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

         R.       Derivative financial instruments (cont'd)

         When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

         Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations. The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

         When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.

         See also Note 1U3.

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)


         S.       Comprehensive income

         The Company adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments and is presented in the statement of shareholders' equity and comprehensive income (loss).

         T.       Stock option plan and employee purchase plan

         The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

         SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

         Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been as follows:



                                                                       2002             2001             2000
                                                             --------------      -----------     ------------
                                                                   $ in thousands, except per share amounts
                                                             ------------------------------------------------



         Net loss, as reported                                     (155,685)       (412,376)         (91,410)
         Deduct:  Total stock-based employee compensation
                   expense determined under the fair value
                   based method for all awards, net of
                   related tax effects                             (59,644)         (68,919)         (55,785)
                                                             --------------      -----------     ------------

         Pro Forma net loss                                       (215,329)        (481,295)        (147,195)
                                                             ==============      ===========     ============

         Net loss per share (basic and diluted) per: ($)
          - as reported                                              (1.48)           (4.44)           (1.00)
          - pro forma                                                (2.04)           (5.18)           (1.60)



                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------




Note 1 - Significant Accounting Policies (cont'd)

         U.       Accounting changes

         1. Effective January 1, 2002, the Company applies the provisions of SFAS 142 "Goodwill and Other Intangible Assets".

                  In connection with the transitional impairment evaluation, Statement No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned and unassigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement requires that the difference be written off.

                  In the current period, the Company performed the transitional impairment evaluation as provided in the said standard. Accordingly, a loss in the amount of $ 37,196 thousand from a decline in value of goodwill (including an amount of $ 36,646 thousand, which is attributed mainly to InnoWave - see also
                  Note 21 - Discontinuance of the InnoWave Segment Operations) was included as a cumulative effect of a change in accounting policy.

                  Had amortization of goodwill and intangible assets been accounted for in accordance with the method of SFAS 142, the Company net loss from continuing operations, net loss and Basic and Diluted loss per share would have been as followed:


                                                                                   For the year ended December 31
                                                                          ---------------------------------------------------
                                                                                    2002              2001               2000
                                                                          ---------------   --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
                  Reported loss from continuing operations                      (77,719)         (350,062)           (46,509)
                  Add back: Goodwill amortization                                     -             5,181              6,991
                                                                             -----------       -----------         ----------
                  Adjusted loss from continuing operations                     (77,719)         (344,881)           (39,518)
                                                                             ===========       ===========         ==========

                  Reported net loss                                            (155,685)         (412,376)           (91,410)
                  Add back: Goodwill amortization                                     -             9,264             12,649
                                                                             -----------       -----------         ----------
                  Adjusted net loss                                            (155,685)         (403,112)           (78,761)
                                                                             ===========       ===========         ==========


                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         U.       Accounting changes (cont'd)

         1. Effective January 1, 2002, the Company applies the provisions of SFAS 142 "Goodwill and Other Intangible Assets" (cont'd)


                                                                                   For the year ended December 31
                                                                          ---------------------------------------------------
                                                                                    2002              2001               2000
                                                                          ---------------   --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
                  Basic and diluted loss per share from:
                  Continuing operations as reported                               (0.74)            (3.77)             (0.50)
                  Add back: goodwill amortization                                     -               0.08              0.11
                                                                             -----------       -----------        -----------
                  Adjusted continuing operations                                  (0.74)            (3.69)             (0.39)
                                                                             ===========       ===========        ===========

                  Net loss as reported                                            (1.48)            (4.44)             (1.00)
                  Add back: Goodwill amortization                                     -              0.08               0.11
                                                                             -----------       -----------        -----------
                  Adjusted continuing operations                                  (1.48)            (4.36)             (0.89)
                                                                             ===========       ===========        ===========


         2. Effective January 1, 2000, after giving consideration to guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", the Company changed certain revenue recognition policies. Changes primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. The cumulative effect of this change for periods prior to January 1, 2000 was $ 22.1 million (net of income taxes of $ 1,000 thousand), or $ 0.23 per share is shown as the cumulative effect of accounting change in the Consolidated Statements of Operations. As a result of the adoption of SAB No. 101, the Company restated the earnings for the first three quarters of the fiscal year ended December 31, 2000.

         3. Commencing January 1, 2001, the Company applied the provisions of SFAS 133 in connection with "Accounting for Derivative Financial Instruments and Hedging Activities" (see 1R, above). Adoption of SFAS 133 was made by means of:

                  - Cumulative effect as at the beginning of the year in the amount of $ 1,703 thousand or $ 0.02 per share.

                  -        Comprehensive loss in the amount of $ 2,631 thousand.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         V.       Impairment or disposal of long-lived assets

                  The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144) as from January 1, 2002. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See also Notes 20 and 21.


         W.       Sale of financial assets

                  The Company adopted SFAS 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Statement requires that a transfer of financial assets in which control over financial assets is surrendered is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.


         X.       Net income (loss) per ordinary share

                  Basic loss per ordinary share is computed by the dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted loss per common share is computed by dividing net loss for each reporting period by the weighted average number of common shares outstanding during the period plus the effects of potentially dilutive common shares.


         Y.       Commitments and contingencies

                  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 2 - Short-Term Investments

                                                 December 31        December 31
                                                        2002               2001
                                              --------------     --------------
                                              $ in thousands     $ in thousands
                                              --------------     --------------

       Marketable securities                               -                374

       Available for sale securities                     320                798
       Short-term deposits (see Note 17B.)             6,520              5,954
                                                 -----------        -----------
                                                       6,840              7,126
                                                 ===========        ===========


Note 3 - Inventories

         Consist of the following:

                                                 December 31        December 31
                                                        2002               2001
                                              --------------     --------------
                                              $ in thousands     $ in thousands
                                              --------------     --------------

       Raw materials and components                  61,232            127,646
       Work in process                               35,366             46,841
       Finished products                             53,149            100,153
                                                 ----------        -----------
                                                    149,747            274,640
                                                 ==========        ===========

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities


         A.       Consist of the following:

                                                                                Weighted
                                                                        average interest
                                                                              rate as of
                                                                             December 31       December 31        December 31
                                                                                    2002              2002               2001
                                                                        ----------------    --------------     --------------
                                                                                       %    $ in thousands     $ in thousands
                                                                        ----------------    --------------     --------------
         Long-term pledged deposits and trade receivables (1)                       6.5%          203,164            223,300
         Less deferred interest income (*)                                                          7,670              7,884
                                                                                               ----------          ---------
         Total (2)                                                                                195,494            215,416
         Less - doubtful trade accounts (**)                                                       34,000              4,309
         Less - current maturities                                                                 29,321             44,417
                                                                                               ----------          ---------
                                                                                                  132,173            166,690
                                                                                               ==========          =========



         The deposits and trade receivables are denominated in U.S. dollars.

         (*) The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

         (**)     See Notes 17C and 4C.

         (1) Pledged deposits and long-term trade receivables (a) (hereinafter - receivables) consist mainly of receivables resulting from sales of the Company's products, providing from one to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

                  (a) The deposits are pledged to a commercial bank and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (hereinafter "the customer bank"). The commercial bank in Israel serves the customer bank as a source of financing for the purpose of the sale transaction with the Company.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities (cont'd)

         A.       Consist of the following: (cont'd)

         (2) As at December 31, 2002 and 2001 - includes customer in Brazil, amounting to $ 90 million and $ 112 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $ 7 million per customer.

         (3) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables as well as the long-term pledged deposits.


         B.       Aggregate maturities are as follows:

                                                                December 31
                                                                       2002
                                                             --------------
                                                             $ in thousands
                                                             --------------
                  First year (current maturities)                    29,321
                  Second year                                        35,391
                  Third year                                         39,942
                  Fourth year                                        55,844
                  Fifth year                                         33,540
                  Thereafter                                          9,126
                                                                   --------
                                                                    203,164
                                                                   ========

         C.  1.   In 2000, the Company, and its subsidiary (InnoWave), signed an agreement for supply of equipment and vendor financing with a major client of the subsidiary in the amount of $ 168 million, which will be utilized based on certain supply milestones. At December 31, 2002, the amount owed by the client was $121 million (not including reserve for bad debts - see C2 below).

                  Repayment will start three years after the draw down date and will be paid in semi-annual installments over a period of four years (end of maturity after seven years). The interest rate is based on performance measurements specified in the agreement (estimated interest rate from Libor + 6.5% in the first years to Libor + 4.5% in the last years).

                  In accordance with the agreement, the Company and two other international equipment suppliers received pledges on the communications operating license in the client's territories, as well as further pledges such as shareholders' guarantees, contracts pledge and revenues pledge.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities (cont'd)

         C.       (cont'd)

                  2. During 2002, the Company included a provision for a doubtful debt, in the amount of $34 million, with respect to the abovementioned long-term customer debt. In light of recent significant macro-economic and political changes in the territory in which the customer conducts its activities and based on a valuation of the collaterals which the customer provided for the benefit of the Company, which were valued by an independent external appraiser, Company's Management and its Board of Directors believe that collection of the debt in its original amount is doubtful and, in their estimation, the provision included constitutes, as at the date of the financial statements, that portion of the debt the collection of which is doubtful.

                  3. Shortly before the publication of these financial statements, the customer changed the business plan which had served as the basis for the above provision. The Company and the other vendors are currently in discussions with the customer regarding a possible restructuring of the debt repayment schedule and expect that these discussions be completed during the second quarter of 2003.. In the opinion of Management, the new business plan is feasible and therefore the provision for doubtful debts in these financial statements is sufficient.



Note 5 - Investments

         Consist of the following:

                                                December 31        December 31
                                                       2002               2001
                                             --------------     --------------
                                             $ in thousands     $ in thousands
                                             --------------     --------------

         Affiliated companies (A)                   30,023             4,013
         Convertible notes (B)                       9,000            27,000
         Other                                       3,962             5,528
                                                  --------          --------
                                                    42,985            36,541
                                                  ========          ========

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 5 - Investments (cont'd)

         A.       Investments in affiliated companies are comprised of:

                                               December 31        December 31
                                                      2002               2001
                                            --------------     --------------
                                            $ in thousands     $ in thousands
                                            --------------     --------------

         Cost of shares                            34,916               2,399
         Accumulated income (losses)               (4,893)               (129)
                                                ---------           ---------
                                                   30,023               2,270
         Loans                                          -               1,743
                                                ---------           ---------
                                                   30,023               4,013
                                                =========           =========


         The Company signed an agreement pursuant to which it will transfer the Voip activities of the subsidiary NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of the Company.

         The name of the Company resulting from this transaction has been changed to Veraz Networks and ECI's investment in Veraz is being accounted for by the equity method. Veraz will be the exclusive distributor of the ECI's DCME products which will be produced by the Company and sold to Veraz in accordance with the terms set in the agreement.

         As a result of the transaction, the Company recorded a loss in the amount of $ 4 million which includes the amount of $ 1.8 million (which is included in the cost of revenues) of inventory which, according to Veraz's business plan, are unlikely to be used.


         B. Convertible notes

         The Company has invested in convertible notes of a customer's parent company (see Note 4C), in an amount of $27 million. The maturity date of the convertible notes is November 30, 2003 and they bear interest at a rate of 5% per annum, which will be paid on the maturity date. Conversion of the notes will not give the Company significant influence in the said company. The notes which will not be converted into share capital until the maturity date or upon an IPO, will be repaid.

         Due to significant concern regarding the financial ability of the abovementioned company to repay the notes (see also Note 4C), the Company included, as part of the "other expenses" category, a provision in the amount of $18 million, for decline in value of the above-mentioned investment.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 6 - Property, Plant and Equipment

         Property, plant and equipment consists of the following:


                                         Freehold       Machinery                          Office      Leasehold           Total
                                         land and             and           Motor   furniture and   improvements
                                        buildings       equipment        vehicles       equipment
                                      -----------     -----------     -----------   -------------   ------------     -----------
                                      $ thousands     $ thousands     $ thousands     $ thousands    $ thousands     $ thousands
                                      -----------     -----------     -----------   -------------   ------------     -----------
         Cost
         Balance at
          beginning of year               56,395         218,600          15,658          17,506         15,732         323,891
         Additions                           332           7,850           1,228             743          1,140          11,293
         Disposals *                      (1,386)       (39,824)          (5,150)         (3,734)        (6,931)        (57,025)
                                        ---------     ----------       ----------      ----------       --------      ----------
         Balance at end
          of year                         55,341         186,626          11,736          14,515          9,941         278,159
                                        ---------     ----------       ----------      ----------       --------      ----------
         Accumulated
          depreciation
          and amortization
         Balance at
          beginning of year               11,237         108,235          10,370           9,007          2,694         141,543
         Additions                         1,097          24,327           2,045           2,047          2,493          32,009
         Disposals *                         (42)       (23,406)          (3,058)         (2,663)        (4,811)        (33,980)
                                        ---------     ----------       ----------      ----------       --------      ----------
         Balance at end
          of year                         12,292         109,156           9,357           8,391            376         139,572
                                        ---------     ----------       ----------      ----------       --------      ----------
         Undepreciated
          balance at
          December 31, 2002               43,049          77,470           2,379           6,124          9,565         138,587
                                        =========     ==========       ==========      ==========       ========      ==========
         Undepreciated
          balance at
          December 31, 2001               45,158         110,365           5,288           8,499         13,038         182,348
                                        =========     ==========       ==========      ==========       ========      ==========


         * Including assets disposed as a result of discontinuance of InnoWave Segment (see Note 21), disposal of Voip operations (see Note 5A) and decline in value (see Note 20(1)).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 7 - Software Development Costs, Net

         Capitalization and amortization of software development costs during the years ended December 31, 2002, and 2001 is comprised as follows:



                                                                               December 31        December 31
                                                                                      2002               2001
                                                                            --------------     --------------
                                                                            $ in thousands     $ in thousands
                                                                            --------------     --------------
         Balance at beginning of year                                              27,086            29,054
         Capitalization of software development costs during the year              12,935            19,407
         Amortization and write-offs during the year                              (19,939)          (21,375)
                                                                                -----------        ---------
                                                                                   20,082            27,086
                                                                                ===========        =========



Note 8 - Goodwill and Other Intangible Assets, Net

         Consist of the following:



                                                                               December 31        December 31
                                                                                      2002               2001
                                                                            --------------     --------------
                                                                            $ in thousands     $ in thousands
                                                                            --------------     --------------
         Goodwill, net                                                              16,348            51,665
         Intangible assets related to acquisitions (Note 19), net                    4,697            23,963
                                                                                  --------        ----------
         Total goodwill and intangibles (1)                                         21,045            75,628
                                                                                  ========        ==========
         (1)      Original amount                                                  156,863           270,184
                  Amortization and write down due to decline in value             (135,818)         (194,556)
                                                                                  ---------       -----------
                                                                                    21,045            75,628
                                                                                  =========       ===========

         See also Note 21.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 9 - Long-Term Liabilities

         A.       Loans

                                               December 31        December 31
                                                      2002               2001
                                            --------------     --------------
                                            $ in thousands     $ in thousands
                                            --------------     --------------

         Long-term loans (*)                      160,000           250,000
         Less - current maturities                160,000            50,000
                                              -----------        ----------
                                                        -           200,000
                                              ===========        ==========

         (*) The loans carry an annual interest rate of LIBOR + 0.8% (the LIBOR interest rate at December 31, 2002 is 1.39%), and is repayable quarterly.
                  During the current period, the Company made an early repayment of a long-term loan from banks in the amount of $ 50 million. In addition, according to the loan agreement, the Company repaid an amount of approximately $ 40 million. Since the Company does not comply with some of the covenants as set forth in the loan agreements (see Note 14) long-term loans in the amount of $ 106,667 thousand were reclassified as current liabilities. Current maturities in the amount of $ 53,333 thousand of the loans are already included as part of current liabilities.


         B.       Other liabilities


                                               December 31        December 31
                                                      2002               2001
                                            --------------     --------------
                                            $ in thousands     $ in thousands
                                            --------------     --------------


         Provision for claim (*)                     6,000             6,000
         Other liabilities                           2,379             5,573
                                                ----------        ----------
                                                     8,379            11,573
                                                ==========        ==========

         (*)  See Note 11A(4)

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 10 - Liability for Employee Severance Benefits, Net

         A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

         Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

         1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

         2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

                  The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

         3. As to the unionized employees of Tadiran Telecommunication Ltd. (TTL) (formerly Tadiran Communications Ltd. - see Note
                  19A) who are subject to the labor agreements which were in force in TTL, the Company's liability for termination of the employer-employee relationship is other labor agreements with the General Workers' Union.

                  If the Company terminates the employment of these employees up to 201105, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

         4. The expenses in respect of severance and pension pay for the years ended December 31, 2002, 2001 and 2000 are $ 8,869 thousand, $8,361 thousand, and $ 8,458 thousand respectively.

         5. Company's liability for termination of the employer-employee relationship is composed as follows:


                                                                  December 31        December 31
                                                                         2002               2001
                                                               --------------     --------------
                                                               $ in thousands     $ in thousands
                                                               --------------     --------------
                  Provision for severance pay                          53,574             57,474
                  Amounts funded including accumulated income          27,217             29,136
                                                                     --------           --------
                                                                       26,357             28,338
                                                                     ========           ========


         Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 10 - Liability for Employee Severance Benefits, Net (cont'd)

         B.       Employees of U.S. consolidated subsidiaries (U.S. companies)

         The subsidiaries sponsor a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $588 thousand, $ 197 thousand and $ 2,141 thousand in 2002, 2001 and 2000, respectively.


         C.       Employees in the rest of the world

         The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country, if any, in which they operate.


Note 11 - Commitments and Contingencies

         A.       Claims and potential claims

         1. On June 12, 2001, six class action suits were filed by shareholders, against the Company and certain of its senior officers and directors, past and present. The class actions were filed in the name of persons who held shares in the Company during the period from May 2, 2000 to February 14, 2001 ("the investment period"). The plaintiffs claim fraud, a deceptive course of business and the publication of misleading financial statements, which caused injury to purchasers of ECI stock during the investment period.

               By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001. On October 5, 2001, the Lead Plaintiff filed the first consolidated class action, which was dismissed by the court.

               On December 7, 2001, Lead Plaintiff filed a second consolidated class action (the "second class action") against the Company, its CEO and the former CFO for violation of Sections 10(b) and 10b - 5 of the Securities Exchange Act of 1934 ("the Act") thereunder, and against the CEO and former CFO under Section 20(a) of the Act.

               At hearings held on January 18 and 23, 2002, the Court denied Defendants' motion to dismiss the claims. A proposed joint discovery schedule has been agreed upon by the parties and submitted to the Court. The Court has not yet approved or disapproved the proposed schedule.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

                  On May 16, 2002, the parties signed a memorandum of understanding (hereinafter - memorandum of understanding) for the purpose of settling this lawsuit. Pursuant to the terms of the memorandum of understanding, a fund to cover the settlement was established to which the settlement amount was transferred by the Company's insurers (net of the deductible excess payable according to the insurance policy in the amount of $ 200 thousand). In addition and subject to court approval, the claimants agreed to the dismissal of all claims against the Company and against Mr. Inbar (current CEO) and Mr. Ben-Assayag (former CFO) without any liability or wrongdoing attributed to either one of them.

                  On July 30, 2002 the parties submitted a request to the court in accordance with the memorandum of understanding, to dismiss the aforementioned defendants from the statement of claim without, as stated, any wrongdoing attributed to them.

                  Through the end of 2002 the Court approved the abovementioned settlement, entered final judgment and ordered dismissal in respect of all defendants.

         2. Following the cut in workforce (see Note 20), in accordance with the reorganization plan of the Company, claims and demands for higher amounts of severance pay were submitted in the current period by former employees who were employed under personal contracts. Management of the Company believes, based on the opinion of its legal advisors, that these demands will be rejected and therefore no provision was recorded in respect thereto in the financial statements.

         3. The Company and its subsidiaries conduct negotiations from time to time with international technology companies ("technology companies") regarding allegations that they are using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

         4. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the Company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, a fine may be levied against an entity or person violating the law. In addition, violators may be liable for damages that are proven as a result of their violation.

                  The Department of the Restrictive Trade Practice authority investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. The legal department of the Authority is currently reviewing the investigation material and the recommendation of the investigators. This review may take months and at this time the outcome cannot be predicted.

                  Tadiran has agreed to indemnify the Company for damages above $6 million. The Company cannot estimate the results of the investigation prior to the decision of the comptroller.

         5. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. Management of the companies, based mainly on opinions of their legal advisors, believe that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and therefore the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.


         B.       Lease commitments

         The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2002 to 2021 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

         Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2002, are as follows:

         Year ending December 31                         $ in thousands
         -----------------------                         --------------

         2003                                                  15,441
         2004                                                  12,142
         2005                                                   9,821
         2006                                                   5,497
         2007 and thereafter                                   11,688

         As to rent expense under the Company's leases, see Note 17N.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

         C.       Royalty commitments

         1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2002 the maximum future commitment of the Company is approximately $ 139 million.

         2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

         3. During 2001, one of the Company's divisions reached agreements with the Office of the Chief Scientist (OCS) in Israel, according to which the latter will be paid without dependency on the existence of future sales, an agreed-upon sum, which will constitute full and final settlement of any liability and debt which the division may have to the Chief Scientist. As a result of the above, an expense in the amount of $8,394 thousand was included in the financial statements in respect of the results of the agreement.


         D.       Financial instruments

         (1)      Derivative financial instruments


                  The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in British Pounds Sterling and the Euro and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

                  The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

                  The Company uses a combination of forwards and purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flows hedges mature generally within less than a year. For derivative instruments that are designated

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         (1)      Derivative financial instruments (cont'd)

                  and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized in operations. The ineffective portion of the gain or loss is reported in other income or expense immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

                  Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of forwards used to hedge foreign currency balance sheet exposures. For derivative instruments not designated as hedging instruments under SFAS No. 133, changes in the fair values are recognized in operations in the period of change. The gains and losses on foreign currency forward contracts used to hedge balance sheet exposures are recognized in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus naturally offset these gains and losses. The Company had net foreign currency exchange losses of $ 1.5 million and $ 1.4 million in 2002 and 2001, respectively.

                  Fair value hedging transactions
                  -------------------------------

                  As at December 31, 2002, one of the Company's subsidiaries and the Company had entered into currency forward contracts, ending from January to February 2003, as a hedge against sales contracts receivable and firm commitments, as follows:

                  The Company's subsidiaries
                  --------------------------

                  a. obligation to sell Euro 156 thousand for a total amount of
                     $ 152 thousand.
                  b. obligation to sell Pounds sterling 102 thousand for a total amount of $ 154 thousand.

                  The Company
                  -----------

                  c. Obligation to sell Australian dollar 2.2 million for a
                     total amount of US$ 1.2 million. Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the subsidiary does not have any exposure to exchange rate differentials in this connection.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         (1)      Derivative financial instruments (cont'd)

                  Anticipated cash flows hedging transactions
                  -------------------------------------------

                  As at December 31, 2002 the Company had entered into forward currency transactions and also purchased options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

                  During 2002, the Company implemented some 65 hedge transactions and strategies in respect of sales and anticipated sales amounting to 91 million Euro, 13.7 million pounds sterling and $ 10.6 million in other currencies.
                  The future transactions and foreign currency options are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

                  Comprehensive income (loss) at December 31, 2002 includes a loss of $ 1,832 thousand relating to the above forward transactions totaled $ 1,832 thousand loss. This amount is expected to appear in the statement of income for the year ended December 31, 2003.

                  Non-hedging transactions
                  ------------------------

                  The financial expense includes a $ 1,520 thousand loss for 2002.
                  This amount reflects a change in the fair market value of foreign currency between the future forward rate of foreign currency and the rate prevailing at the balance sheet date derived from time values not used for hedging purposes.

         (2)      Concentration of credit risks

                  Financial instruments which seem to expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables. The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements.
                  As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)


         (3)      Fair value in the financial statements

                  Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

                  - Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

                         The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

                  -      Long-term receivables and liabilities:

                         The book value is the same as the fair value since the Company's interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at the balance sheet date.


         E.       Capital expenditure commitments

         The Company and its consolidated subsidiaries in Israel are incurring capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2002, the Companies are committed to invest approximately $ 2 million pursuant to these programs. Completion of such investment programs will provide tax benefits in the future (see Note 15A1).


         F.       Purchase commitments

         At December 31, 2002, commitments for purchase of materials and for acquisition of property, plant and equipment aggregated $ 120,019 thousand (December 31, 2001 - $ 194,875 thousand).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

         G.       Guarantees

         1. At December 31, 2002, the Company has granted guarantees to third parties in the sum of $ 5,325 thousand mainly as guarantees for tenders which the Company has attained or in which it participates. The Company will be required to perform under the guarantees if it does not fulfill the tender's terms. The expiry dates of the guarantees are till 2004.

         2. The Company also maintains certain third-party guarantees (primarily with banks) mainly to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As at December 31, 2002, these guarantees approximated $ 34,638 thousand. The expiry dates of guarantees vary and the last of them expires in 2006.


         H.       Commitments

         1. In November 2001, the Company sold the operations of its information technology business ("IT"). The Company signed a five-year outsourcing contract with EDS Israel. Under the agreement, EDS Israel assumed all the IT operations and will be required to supply maintenance, support and development services during the term of the agreement, in consideration for a sum of between $15 and $ 18 million, per year. For the year ended December 31, 2002, the cost of such services to the Company was $ 15.2 million.

         2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

                  In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

         3. If the Company dismisses any of the remaining unionized employees of TTL by 2005, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2002, the maximum amount payable as a result of this commitment is $ 23 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

H.       Commitments (cont'd)

         4. In December 1999, an agreement was signed with SCI Systems Ltd. ("SCI") for the sale of a plant (known as Shemer) which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

                  The Company is in dispute with SCI as to the interpretation of certain financial aspects of the agreement, such as discount terms for large orders, the minimum size of orders, timing etc. The parties appealed to a mediator but the Company rejected his recommendations and the dispute has been referred to an arbitrator, who will start his work in 2003. In the opinion of Management, the provision made for settlement of the dispute is adequate and sufficient and the arbitrator's decision will not have any material effect on the Company's financial position and\or the results of its operations.

         5.       Commitments to indemnify directors and officers

                  In August 2001, the audit committee and the Board of Directors of ECI resolved to grant ECI's directors and officers at the level ;of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter to be provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking is limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

                  The prospective indemnification and form of indemnification letter were approved by ECI's shareholders.

                  In July 2002, the audit committee and the Board of Directors of ECI resolved, subject to shareholders approval, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.

         I.       Consolidated company stock options

         1. As at December 31, 2002, ECtel Ltd., a subsidiary traded on a US stock exchange, has options, which were granted to its employees and which are convertible into ordinary shares. If all the options are exercised into shares, the rate of holding of the Company may decrease from 58.6% to 47.7%, without the Company incurring a capital deficiency.

         2. All the divisions which became wholly-owned subsidiaries granted options to their employees and\or to employees of the Group's head office. If these options are fully converted into shares of the subsidiaries, the equity of the Company in the subsidiaries will be diluted by 3% - 17%. See also Note 22.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares
                                                             Authorized
                                                -------------------------------
                                                 December 31        December 31
                                                        2002               2001
                                                ------------        -----------
                                                       Number of shares
                                                -------------------------------

         NIS 0.12 par value per share            200,000,000       200,000,000
                                                 ===========       ===========

         1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

         2. For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders' Equity.

         3. On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The closing of this agreement took place on February 12, 2002. The investors paid an amount of $ 50 million to the Company in consideration for the shares they received. Part of the shares allotted to the above mentioned investors were the balance of the Company's shares held as Treasury stock.


         B.       Dividends

         Dividends may be paid by the Company only out of retained earnings. There are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. See Note 15A(2).


         C.       Share incentive and stock option plans

         1.       ECI Plan

         a. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2011.

                  The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                  Under the terms of the ECI Plans, as of December 31, 2002, the Company is authorized to grant options for a total of 26,760,700 (increased from 14,760,700 following shareholders' approval on February 7, 2002) shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive and stock option plans (cont'd)

         1.       ECI Plan (cont'd)

                  The exercise price per share under the options awards is determined on the date of grants.

         b.       Stock options under the ECI Plans are as follows:


                                                                                    2002               2001               2000
                                                                        ----------------   ----------------   ----------------
                                                                        Number of shares   Number of shares   Number of shares
                                                                        ----------------   ----------------   ----------------
                  Total number authorized at beginning of year                14,760,700        14,760,700        14,760,700
                  Increase in number authorized during year                  12,000,000
                  Options unexercised at beginning of year                  (12,087,850)       (11,943,633)       (3,189,850)
                  Exercised till beginning of year                           (2,028,982)        (2,028,982)       (1,795,482)
                  Granted during year                                          (780,000)          (905,000)       (9,010,033)
                  Cancelled during year                                         518,103            760,783            22,750
                                                                             -----------       ------------      ------------
                  Authorized for future grant at end
                   of year                                                   12,381,971            643,868           788,085
                                                                             ===========       ===========      ============
                  Exercised during the year *                                         -                  -           233,500
                                                                             ===========       ===========      ============
                  * Average price of options exercised
                      during year                                                     -                  -         $   19.12
                                                                             ===========       ===========       ===========
                  Options unexercised at end of year                         12,349,747         12,087,850        11,943,633
                                                                             ===========       ===========       ===========
                  Options may be exercised as follows (1):
                  First year or thereafter                                   11,997,247          9,078,874         5,631,498
                  Second year or thereafter                                     147,500          2,748,976         3,506,067
                  Third year or thereafter                                      205,000            260,000         2,806,068
                                                                             -----------        ----------        ----------
                                                                             12,349,747         12,087,850        11,943,633
                                                                             ===========        ==========        ==========


                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive and stock option plans (cont'd)

         b.       Stock options under the ECI Plans (cont'd)

         (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:


                                                    2002               2001               2000
                                        ----------------   ----------------   ----------------
         Dollars per Share              Number of shares   Number of shares   Number of shares
                                        ----------------   ----------------   ----------------

         1.31 - 7.61                           1,448,600           918,600            13,600

         14.02 - 18.70                           423,000           423,000           424,600

         20.81 - 26.38                         1,289,016         1,289,016         1,298,683

         26.66                                 5,630,531         5,778,034         6,330,200

         27.51 - 29.53                         2,705,950         2,826,550         3,023,900

         30 - 40                                 852,650           852,650           852,650
                                              ----------        ----------        ----------
                                              12,349,747        12,087,850        11,943,633
                                              ==========        ==========        ==========

         2.       ECI U.S. Plan

         a. At the Annual General Meeting held on August 29, 1991, the shareholders also approved a Key Employee Incentive Stock Option Plan for the Company's wholly-owned U.S. subsidiary, ECI Telecom Inc. (the "ECI U.S. Plan"), which has now expired, except as to outstanding option awards. Under the ECI U.S. Plan, any officer, management or other key employee of ECI Telecom Inc. could participate in the ECI U.S. Plan.

                  Under the terms of the ECI U.S. Plan, the Company was authorized to grant options for a total of 400,000 shares, subject to the anti-dilution adjustments.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive and stock option plans (cont'd)

         2.       ECI U.S. Plan (cont'd)

         b.       Stock options under the ECI U.S. Plan are as follows:


                                                                             December 31        December 31        December 31
                                                                                    2002               2001               2000
                                                                           -------------      -------------       ------------
                                                                                           Number of shares
                                                                           ---------------------------------------------------
                  Total number authorized at beginning of year                  400,000            400,000           400,000
                  Options unexercised at beginning of year                      (98,000)           (98,000)         (170,500)
                  Exercised till beginning of year                             (106,250)          (106,250)          (75,750)
                  Cancelled during the year                                            -                  -            42,000
                  Expiration of plan                                           (195,750)                  -                 -
                                                                              ----------         ----------         ---------
                  Available for future grants at end of year                           -            195,750           195,750
                                                                              ==========         ==========         =========
                  Exercised during year *                                              -                  -            30,500
                                                                              ==========         ==========        ==========
                  * Average price of options exercised
                      during year                                                     -                  -         $   17.14
                                                                              ==========         ==========        ==========
                  Options unexercised at end of year                             98,000             98,000            98,000
                                                                              ==========         ==========        ==========
                  Options may be exercised as follows (1):
                  First year or thereafter                                       98,000             98,000            75,500
                  Second year or thereafter                                           -                  -            22,500
                                                                              ----------         ----------        ----------
                                                                                 98,000             98,000            98,000
                                                                              ==========         ==========        ==========

                  (1)    The exercise prices of options unexercised are $ 17 - $
                         32.94 per share.

         3.       TTL Plan

                  As a result of the Merger with TTL, the Company has options outstanding which were originally granted before the Merger under plans established by TTL (TTL plans) and subsequently converted into the Company's options at the same ratio as that for the share of TTL.

                  As at December 31, 2002, 160,968 options have not yet been exercised.

                  The exercise price range of options outstanding at year end are $23.16 to $36.47 per share.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive and stock option plans (cont'd)

         4.       Fair value method

         a.       In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during 2002 to be $. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                         Option       Expected        Risk free
                  Year of grant            term     volatility    interest rate
                  -------------       ---------   ------------   --------------

                  2002                        5            105             1.5%
                  2001                        5             90            2.00%
                  2000                        5           78.8            6.00%


         b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                                                                       Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2002               2001               2000
                                                                          --------------      -------------       ------------
                  Net loss ($ in thousands)
                  As reported                                                  (155,685)          (412,376)          (91,410)
                  Pro forma                                                    (215,329)          (481,295)         (147,195)

                  Basic and diluted loss per share ($)
                  As reported                                                     (1.48)             (4.44)            (1.00)
                  Pro forma                                                       (2.04)             (5.18)            (1.60)


                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive and stock option plans (cont'd)

         5.       Employee Stock Purchase Plans ("ESPP")

                  In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. The ESPP permits all employees to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

                  According to the ESPP, the Company sold to its employees during 2002, 2001 and 2000, 775,123, 1,214,642 and 203,887 ordinary shares of the Company (which, in 2001 and 2000, were previously treasury stock), respectively.

         6. See Note 22 as to the replacement of options granted by the subsidiaries to their employees by options convertible into shares of the Company.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 13 - Balances in Currencies Other Than the Dollar


                                                  December 31, 2002                             December 31, 2002
                                       -----------------------------------------        -----------------------------------------
                                        Israeli           Foreign currency               Israeli           Foreign currency
                                       currency                                         currency
                                       --------    -----------------------------        --------    -----------------------------
                                                    Euro       Pounds     Others                     Euro       Pounds     Others
                                                             Sterling                                         Sterling
                                                   ------     -------    -------                    ------     -------    -------
                                                         $ in thousands                                   $ in thousands
                                        ----------------------------------------        -----------------------------------------
     Assets

     Trade receivables                   11,876    40,734       5,438      1,936        20,402      69,734       6,284     36,103
     Other current assets                14,435     4,332         578     10,557        41,017      17,820       2,383     25,365
                                        -------    ------     -------    -------       -------      ------     -------    -------
                                         26,311    45,066       6,016     12,493        61,419      87,554       8,667     61,468
                                        =======    ======     =======    =======       =======      ======     =======    =======

     Liabilities

     Trade payables                      19,299     4,693         278        521        18,258      19,215       2,002     17,962
     Other current liabilities           41,426     4,797       3,985      1,394        46,629      17,394       2,866      5,676

     Long-term liabilities
      (including current maturities)     11,268     3,127         493     18,235        24,506          -            -        100
                                        -------    ------     -------    -------       -------      ------     -------    -------
                                         71,993    12,617       4,756     20,150        89,393      36,609       4,868     23,738
                                        =======    ======     =======    =======       =======      ======     =======    =======


                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 14 - Charges (Assets Pledged)

         The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in ECtel, Lightscape and Inovia) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company is obligated to maintain operating income. According to an agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. Commencing from October 1, 2002, the Company is not in compliance with some of the financial ratios and, therefore, the banks have the right to demand immediate repayment of the full amount of the loans.

         In accordance with that stated above, long-term loans, in the amount of $ 106,667 thousand, were reclassified as current liabilities. Current maturities in the amount of $ 53,333 thousand of that loan are already included as part of current liabilities. In addition, Company Management is negotiating with the banks in respect of changes in the original financing agreement, including changes in the financial ratios.

         See Note 4A. for pledges on deposits.

         See Note 17B. for restricted deposits.



Note 15 - Taxes on Income

         A.       Tax programs under various Israeli tax laws:

         1.       Israel tax reform

                  During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

                  The main provisions of the tax reform that may affect the Company are as follows:

                  a) Transfer pricing of international transactions with related parties.

                           The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

                  b)       Employee stock incentive plans

                           The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

                  c)       Controlled foreign company (CFC)

                           The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

                  d) Capital gain tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

                  e) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

         2. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

                  Pursuant to the above Law the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

                  A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, the Company is entitled to a tax benefit, which grants it a reduced tax rate of 25% for a specific period (Alternative
                  A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (25% subject to examination of the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

                  The period of benefits in respect of most of the Company's production facilities will terminate in the years 2003-2011. Some of the Company's current investments are made under new approvals.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

                  In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2002, the Company has an accumulated loss and therefore it cannot distribute a cash dividend. Effectively such dividend distribution would be reduced by the amount of the tax. Benefits are attributed to an "Approved Enterprise" based on the growth in trunover upon implementation of each plan.

                  In 1999 the tax authority published instructions that allowed R&D companies under some conditions to reduce the base turnover by 10% for each year beginning 1996 till year 2001. Those instructions are reducing the effective tax rate by the reduction in turnover subject to the full tax rate.

         3. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

                  Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

         4. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

                  The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

                  The Company also prepares consolidated tax returns for the Company and its various divisions.

         5. The rate of company tax on income received in Israel from sources other than an Approved Enterprise is 36%.

         6. In 2002 the Company came to an arrangement with the income tax authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $ 1.2 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement. In the opinion of Management, the provisions included in the balance sheet are adequate and sufficient.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         B.       Non-Israeli subsidiaries

         Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.


         C.       Taxes on income from continuing operations

         Taxes on income included in the consolidated statements of operations are comprised as follows:

                                                                               Year ended December 31
                                                                 -------------------------------------------------
                                                                          2002              2001              2000
                                                                --------------    --------------    --------------
                                                                $ in thousands    $ in thousands    $ in thousands
                                                                --------------    --------------    --------------

         Current taxes relating to-
         The Company and its Israeli subsidiaries                       3,477             2,582             5,088
         Foreign subsidiaries                                           * 211             1,771                43
                                                                 -------------     -------------     -------------
                                                                        3,688             4,353             5,131
                                                                 -------------     -------------     -------------
         Deferred taxes relating to -
         The Company and its Israeli subsidiaries                       4,850            (4,780)           (9,493)
         Foreign subsidiaries                                             274               112             4,299
                                                                 -------------     -------------     -------------
                                                                        5,124            (4,668)           (5,194)
                                                                 -------------     -------------     -------------
                                                                        8,812              (315)              (63)
                                                                 =============     =============     =============

         * Including tax benefits of $ 1,136 thousand with respect to previous years.

         D.       Loss from continuing operations before taxes on income

                                                                              Year ended December 31
                                                                 ------------------------------------------------
                                                                          2002              2001              2000
                                                                --------------    --------------    --------------
                                                                $ in thousands    $ in thousands    $ in thousands
                                                                --------------    --------------    --------------
         The Company and its Israeli subsidiaries                     (61,607)         (350,630)          (16,771)
         Foreign subsidiaries                                           1,800             3,857           (26,596)
                                                                 -------------     -------------     -------------
                                                                      (59,807)         (346,773)          (43,367)
                                                                 =============     =============     =============


                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         E. Reconciliation of the statutory tax expense (benefit) to actual tax expense

         A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                                              Year ended December 31
                                                                 -------------------------------------------------
                                                                          2002              2001              2000
                                                                --------------    --------------    --------------
                                                                $ in thousands    $ in thousands    $ in thousands
                                                                --------------    --------------    --------------

         Loss from continuing operations as reported
          in the consolidated statements of operations                (59,807)         (346,773)          (43,367)
                                                                 =============     =============     =============

         Theoretical tax on the above amount (36%)                    (21,531)         (124,838)          (15,612)

         Tax effect of non-Israeli subsidiaries                         2,382             1,251             2,486

         Current losses - for which no deferred tax benefit
         has been recorded                                              3,094            20,985             5,153

         Cancellation of deferred taxes from prior years                    -                 -             4,340

         Utilization of capital losses for which no deferred
          taxes were recorded                                               -                 -           (12,909)

         Tax benefits with respect to previous years                   (1,136)                -                 -

         Tax benefits arising from "Approved Enterprise"
          status and reduction in the tax rate according to
          which relevant taxes were calculated                          8,409            50,188            (7,597)

         Increase in taxes resulting from permanent
          differences, (mainly amortization of goodwill and
          intangibles) net                                             17,496            46,986            27,116

         Adjustments arising from differences in the
          basis of measurement for tax purposes and
          for financial reporting purposes and other*                      98             5,113            (3,040)
                                                                 -------------     -------------     -------------

         Taxes on income for the reported year                          8,812              (315)              (63)
                                                                 =============     =============     =============




     * Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A2 above) and the exchange rate of Israeli currency relative to the dollar.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         F.       Components of deferred income tax

         (1) As at December 31, 2002 and December 31, 2001, deferred income tax consists of future tax assets (liabilities) attributable to the following:

                                                                         December 31        December 31
                                                                                2002               2001
                                                                      --------------     --------------
                                                                      $ in thousands     $ in thousands
                                                                      --------------     --------------

                  Deferred tax assets:
                  Tax credit carryforwards                                    2,856              2,911
                  Capital loss carryforward                                  46,386             38,607
                  Operating loss carryforward (a)                            42,948             36,149
                  Vacation pay accruals and severance pay fund                6,761              7,223
                  Depreciation                                                3,258              3,749
                  Eliminated inter company profits (b)                        1,171              1,794
                  Other                                                       3,558              5,269
                                                                     --------------     --------------

                  Gross total deferred tax assets                          106,938             95,702
                  Valuation allowance for deferred tax assets (d)          (85,551)           (69,592)
                                                                     --------------     --------------

                  Net deferred tax assets (a)                               21,387             26,110
                                                                     --------------     --------------

                  Deferred tax liabilities:
                  Software development costs                                (3,058)            (2,709)
                  Depreciation                                                (677)                 -
                                                                     --------------     --------------
                  Net deferred tax liabilities                              (3,735)            (2,709)
                                                                     --------------     --------------

                  Deferred income tax, net (c)                              18,152             23,401
                                                                     ==============     ==============


                  (a) In the opinion of the Company's management based on the past operating experience of the Company, as well as the expected forecasts and transactions, deferred tax has been created in respect of certain operating losses whose utilization for tax purposes in the future is probable.
                  (b) These deferred taxes relate to intercompany transactions that have no impact on the consolidated statement of operations.
                  (c) Long-term deferred taxes in the amount of $16,795 thousands are included in the other assets item of the balance sheet and short-term deferred taxes in the amount of $1,357 thousands are included in other receivables.
                  (d) The valuation allowance is in respect of capital loss carryforwards, certain operating losses carried forward, depreciation related to foreign property and miscellaneous tax credits. Management believes that it is more likely than not that a portion of the deferred tax asset will not be realized and the net deferred tax will be realized.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         F.       Components of deferred income tax (cont'd)

         (2) At December 31, 2002, the Company had, for tax purposes, operating loss carryforwards, capital loss carryforwards, general business and minimum alternative tax credit carryforwards of $ 332,739 thousand, $ 134,405 thousand, $ 1,969 thousand and $ 887 thousand, respectively. The general business and other credit carryforwards expire over the period 2002 through 2009. A portion of the federal net operating loss carryforwards expires, totalling $ 27 million, over 15 years beginning in 2011 and the rest remains available indefinitely. The alternative minimum tax carryforward remains available indefinitely.

         G.       Tax ssessment

         Final tax assessments have been received by some of the Israeli companies through the 1992 tax year.

         H.       Other comprehensive income (loss)

         All the amounts presented in the statement of other comprehensive income (loss) are presented net of tax. The tax effect for the years ended December 31, 2002, 2001 and 2000 were $ 0 thousand, $ 0 and $ 730 thousand, respectively.

         I.       Company spin-off

         Towards the end of 2000, the Company applied to the Israeli tax authorities for a tax ruling that, under Israeli tax law, its shareholders would not be liable to taxation as a result of the spin-off plan described in Note 1A.(2) above. The main points of the ruling are as follows:

         a. The new investors in the spun-off companies shall not constitute more than 50%;

         b. Assets and liabilities shall be distributed between these companies as per special financial statements to be submitted to the tax authorities, based mainly on book values;

         c. Losses for tax purposes shall be distributed between these companies pro rata to their equity;

         d. Benefits accruing under the Law for the Encouragement of Capital Investments shall be computed on a consolidated basis until the second stage of the plan is implemented and\or until another method is decided upon;

         e. The Company can file consolidated tax returns for itself and its new subsidiaries, committing to pay tax on the consolidated results of operations;

         f. Certain earnings and losses shall be taxable as stated in the letter of approval, and

         g. If the second stage comes into effect and one or more of these companies is split off will reach $ 15 million.

         As mentioned in Note 1A(2), the Company notified the tax authorities of the retroactive cancellation of the split-up plan. In the opinion of Management, which is based on the advice of its professional consultants, the application will be accepted by the tax authorities.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 16 - Related Party Transactions

         Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

         a. sales of certain of the Company's products and expenses related to such sales;

         b. financing expenses owing to the issue of capital notes convertible into shares and working capital balances;

         A.       Balances due to or from related parties:

                                                                           December 31        December 31
                                                                        --------------     --------------
                                                                                  2002               2001
                                                                        --------------     --------------
                                                                        $ in thousands     $ in thousands
                                                                        --------------     --------------

         Assets:
         Trade receivables                                                      8,738              7,858
         Other receivables                                                         35              9,941
         Loans to affiliates (Note 5)                                               -              1,749

         Liabilities:
         Other payables                                                         1,016                302


         B.       Income from, and expenses to, related parties:

                                                                         Year ended December 31
                                                           ----------------------------------------------
                                                                     2002           *2001           *2000
                                                           --------------  --------------  --------------
                                                           $ in thousands  $ in thousands  $ in thousands
                                                           --------------  --------------  --------------

         Sales                                                     4,945           3,787           8,950
         Cost of revenues                                          2,264           3,659           5,216
         Selling and marketing expenses                            2,043             182           7,331
         General and administrative expenses                       5,338              93           2,406
         Financial expenses                                          108               -              80
         Financial income                                              -               -             178


                                                                       -               -               -


         C. The Company has arms-length banking relationships with a number of Israeli Banks, one of which is a substantial shareholder of a significant shareholder. The amounts stated above do not include transactions with this bank.


         *   Reclassified

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information

         Balance sheet:

         A.       Cash and cash equivalents

         Including deposits of $ 334,308 thousand at December 31, 2002 (December 31, 2001 - $ 190,071 thousand).


         B.       Short-term investments

         Including restricted balances of $ 1,035 thousand at December 31, 2002 (December 31, 2001 - $ 1,035 thousand).


         C.       Trade receivables

         Net of provision for doubtful accounts of $ 34,764 thousand at December 31, 2002 (December 31, 2001 - $ 28,974 thousand).

         As to sales of certain trade receivables, see Note 17M(4).


         D.       Other receivables

                                                  December 31        December 31
                                                         2002               2001
                                               --------------     --------------
                                               $ in thousands     $ in thousands
                                               --------------     --------------

         Employees                                     1,608              4,382
         Chief Scientist                               3,054                864
         Deferred income tax                           1,357              6,111
         Tax authorities                                   -             15,515
         Accrued income                                  706              4,154
         Advances to suppliers                         2,552              8,875
         Related parties                                  35              9,941
         Others                                       14,882          (*)11,813
                                               --------------     --------------
                                                      24,194             61,655
                                               ==============     ==============

         *   Reclassified

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         E.       Short-term credits

         Consist of the following:

                                                            December 31        December 31
                                                         --------------     --------------
                                                                   2002               2001
                                                         --------------     --------------
                                                         $ in thousands     $ in thousands
                                                         --------------     --------------

         Short term credits (*)                                 70,012             70,030
         Current maturities of long term loans (**)            160,000             50,000
                                                         --------------     --------------

                                                               230,012            120,030
                                                         ==============     ==============

         (*)      As at December 31, 2002, the loans bear an average annual
                  interest rate of 2.2%. See also Note 14.
         (**)     see also Note 9A.


         F.       Other payables and accrued liabilities

         Consist of the following:

                                                            December 31        December 31
                                                         --------------     --------------
                                                                   2002               2001
                                                         --------------     --------------
                                                         $ in thousands     $ in thousands
                                                         --------------     --------------

         Employees and social benefits                          32,654             35,098
         Chief Scientist                                        15,454             13,524
         Tax authorities                                         9,107             11,168
         Commissions payable                                    22,979             20,329
         Advances from customers                                 4,179             26,301
         Warranty accrual (*)                                    9,546             12,485
         Accrued expenses                                       29,850             47,923
         Other payables and accrued liabilities                 10,057             13,952
                                                         --------------     --------------

                                                               133,826            180,780
                                                         ==============     ==============


         (*)  Balance at the beginning of the year              12,485             10,824
              Change during the year                            (2,939)             1,661
                                                         --------------     --------------
              Balance at the end of the year                     9,546             12,485
                                                         ==============     ==============




                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information

         1.       Segment Activities Disclosure:

                  Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (Pals), prepared on a basis inconsistent with U.S. generally accepted accounting principles.

                  Hereunder the Company's segments:

                  Inovia Telecom (INO)  - access systems
                  --------------------------------------

                  The access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as narrowband solutions. These products are designed to increase the transmission capacity of cable systems, as well as SDSL and ADSL systems designed for wideband home internet applications on copper wires (telephony).

                  NGTS - advanced telephony solutions
                 ------------------------------------

                  The NGTS (Next Generation Telephony System) division develops and manufactures solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. These solutions make it possible to offer telephony services over IP networks of a range and quality equal to those of traditional communications networks.

                  The NGTS division specializes in supplying media gateways connecting IP networks to traditional communication networks with an emphasis on reliability and quality in the transmission of speech, fax and data suitable for international and national networks. It offers combined solutions for the transmittal of telephony over IP networks, including telephony carriers, software switching, management and service systems, combined with value added and third party services. (See Note 5A).

                  Further, the NGTS division specializes in the DCME market, which enables optimal broadband use of traditional telephony systems. However, there is a sharp decline in sales of its DCME products, which used to be a material part of the sales, cash flow and profitability of the Company.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information (cont'd)

         1.       Segments Activities Disclosure (cont'd):

                  Enavis Networks (EN) - transport networks
                  -----------------------------------------

                  The transport networks division develops, markets and suppliers modular solutions for broadband management on cross connect platforms, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

                  Enavis provides network management systems and manufactures advanced digital cross - connect systems combining voice with data, multiplexers and other products.

                  Lightscape (NS)- optical networks
                  ---------------------------------

                  Lightscape is a supplier of intelligent optical networking solutions for the metro and regional optical markets. Lightscape provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

                  Lightscape products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM enables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost.

                  ECtel (ECTL)
                  ------------

                  ECtel is a developer and provider of Quality of Service (QoS) and performance monitoring, fraud prevention and billing mediation solutions for telecom service providers worldwide.

                  ECI Industries (other)
                  ----------------------

                  ECI Industries manufactures for the above divisions and supplies them with head office and management service. It also gives general and project management services to outside customers and others, distributes certain products of the above divisions abroad, through certain subsidiaries, and also holds other investments which are not identified with any of the operational segments. Reporting is not required of its manufacturing operations and its manufacturing costs are devolved on to the other divisions as subcontractors. This unit also includes the activities of the business systems division which specializes in end equipment and switching systems for businesses in Israel and abroad. The business systems division was sold in the beginning of the fourth quarter of 2001, therefore its results are included until the date of its sale.

                  See also Note 21 on the discontinuing operations of InnoWave.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information (cont'd)

         2.       Operational segments P&L disclosure:

                  The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

         P&Ls by operating income:

                                                                      Year ended December 31, 2002
                                    ------------------------------------------------------------------------------------------------
                                             NS            EN           INO          NGTS         ECtel         Other   Consolidated
                                    -----------   -----------   -----------   -----------   -----------   -----------   ------------
                                    $ thousands   $ thousands   $ thousands   $ thousands   $ thousands   $ thousands   $ thousands
                                    -----------   -----------   -----------   -----------   -----------   -----------   ------------

         Revenues                      179,419        53,799       241,807        66,054        95,777         9,355        646,211
                                    ===========   ===========   ===========   ===========   ===========   ===========   ============

         Gross profit                   62,156        22,198        67,687        40,445        57,674           820        250,980
         Operating expenses             81,445        32,445        63,034        36,037        40,466        48,727        302,154
         Impairment of assets                -             -             -             -             -         1,525          1,525
                                    -----------   -----------   -----------   -----------   -----------   -----------   ------------

         Operating profit (loss)       (19,289)      (10,247)        4,653         4,408        17,208       (49,432)       (52,699)
                                    ===========   ===========   ===========   ===========   ===========   ===========   ============


                                                                         Year ended December 31, 2001
                                                ------------------------------------------------------------------------------------
                                                        NS          EN         INO        NGTS       ECtel      *Other  Consolidated
                                                ----------  ---------- ----------- ----------- -----------  ----------  ------------
                                                $thousands  $thousands  $thousands  $thousands  $thousands  $thousands   $thousands
                                                ----------  ---------- ----------- ----------- -----------  ----------  ------------

Revenues                                           210,089     101,667     332,338      83,204      80,598     83,499     891,395
                                                  ========    ========    ========    ========    ========   ========    ========

Gross profit (loss)                                 42,746      37,926     (27,595)     38,306      46,783     17,961     156,127
Operating expenses                                  90,359      57,062      78,675      58,786      34,988     30,978     350,848
Impairment of assets                                     -      44,766      39,806       8,898           -      3,056      96,526
Liability for royalties payable to the Chief
Scientist                                                -           -       8,394           -           -          -       8,394
Restructuring and spin-off expenses                  1,778       6,131       4,365         840          --      6,267      19,381
Purchase of in-process research and development          -           -           -           -         916          -         916
                                                  --------    --------    --------    --------    --------   --------    --------

Operating profit (loss)                            (49,391)    (70,033)   (158,835)    (30,218)     10,879    (22,340)   (319,938)
                                                  ========    ========    ========    ========    ========   ========    ========





                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information (cont'd)

         2.       Operational segments P&L disclosure:

         P&Ls by operating income:

                                                                         Year ended December 31, 2001
                                             ---------------------------------------------------------------------------------------
                                                     NS          EN         INO        NGTS         ECtel        Other  Consolidated
                                             ----------  ---------- ----------- -----------   -----------   ----------  ------------
                                             $thousands  $thousands  $thousands  $thousands    $thousands   $thousands   $thousands
                                             ----------  ---------- ----------- -----------   -----------   ----------  ------------

Revenues                                       256,726      151,811     271,970      158,601       59,735     *159,970    1,058,813
                                            ==========   ==========  ==========   ==========   ==========   ==========   ==========

Gross profit                                   116,492       77,410      10,674       99,732       33,793       41,725      379,826
Operating expenses                             100,937       59,950      90,749       84,485       25,611       43,276      405,008
Impairment of assets                                 -            -       1,568          630            -       20,770       22,968
Restructuring and spin-off expenses                855        2,623       2,872        3,129            -       14,934       24,412
Purchase of in-process research and
 development                                         -            -      20,500            -            -            -       20,500
                                            ----------   ----------   ----------  ----------   ----------    ----------   ----------

Operating profit (loss)                         14,700       14,837    (105,015)      11,488        8,182      (37,255)     (93,063)
                                            ==========   ==========   ==========  ==========   ==========    ==========   ==========



         * Including revenues of the business systems unit in the amount of $ 45,510 thousand and $ 83,099 thousand in 2001 and 2000, respectively.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information (cont'd)

         3. The following financial information identifies the assets to segments:

                                                                      Year ended December 31, 2002
                                    ------------------------------------------------------------------------------------------------
                                             NS            EN           INO          NGTS         ECtel         Other   Consolidated
                                    -----------   -----------   -----------   -----------   -----------   -----------   ------------
                                    $ thousands   $ thousands   $ thousands   $ thousands   $ thousands   $ thousands   $ thousands
                                    -----------   -----------   -----------   -----------   -----------   -----------   ------------

                  Assets *             222,788        31,676       126,990        33,427       104,170       180,383       699,434

                  Depreciation and
                   amortization**       16,725         7,379        10,988         6,647         1,873        14,364        57,976
                  Capital investments   12,009         1,862         4,718         1,022         1,961         3,296        24,868



                                                     Year ended December 31, 2001
                    ----------------------------------------------------------------------------------------------------------------

                             NS             EN             IW           INO          NGTS         ECtel       Other     Consolidated
                    -----------    -----------    -----------   -----------   -----------   ----------- -----------     ------------
                    $ thousands    $ thousands    $ thousands   $ thousands   $ thousands   $ thousands $ thousands     $ thousands
                    -----------    -----------    -----------   -----------   -----------   ----------- -----------     ------------

 Assets **             306,112        53,719         112,907       190,942        81,666        82,849     242,673       1,070,868
 Depreciation and
  amortization***       14,777        56,476          49,351        53,652        17,624         1,435      14,940         208,255
 Capital investments    20,587         4,331           3,945         8,733         3,623        19,916       9,032          70,167



                  *    Reclassified.
                  ** The assets include: trade receivables (short and long-term), inventories, fixed assets, goodwill and other intangibles.
                  ***  Including impairment of assets.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information (cont'd)

         4.       Information on sales by geographic distribution

                                                                    Year ended December 31
                                                    --------------------------------------------------
                                                              2002              2001              2000
                                                    --------------    --------------    --------------
                                                    $ in thousands    $ in thousands    $ in thousands
                                                    --------------    --------------    --------------

         North America                                     41,299            95,457           171,600
         Europe                                           355,682           429,000           417,100
         Africa, Asia Pacific and Australia               156,392           199,820           250,300
         Israel                                            32,749           110,300           131,800
         Others                                            60,089            56,818            88,013
                                                    --------------    --------------    --------------

                                                          646,211           891,395         1,058,813
                                                    ==============    ==============    ==============



         H.       Cost of revenues

                                                                     Year ended December 31
                                                     --------------------------------------------------
                                                               2002              2001              2000
                                                     --------------    --------------    --------------
                                                     $ in thousands    $ in thousands    $ in thousands
                                                     --------------    --------------    --------------

         Materials and components consumed                 233,968           542,648           611,838
         Salaries, wages and employee benefits              52,459            83,982           103,826
         Depreciation and amortization                      15,350            18,004            27,334
         Other manufacturing and other service costs        53,713            34,370            11,084
                                                     --------------    --------------    --------------

         Cost of revenues                                  355,490           679,004           754,082

         Decrease (increase) in inventories of work in
           process and finished products                    22,023           (57,422)         (105,018)
                                                     --------------    --------------    --------------

                                                           377,513           621,582           649,064

         Provision for inventory write off
          (see also Note 20)                                 7,446            99,163             9,322
         Royalties to the government                        10,272            14,523            20,601
                                                     --------------    --------------    --------------

                                                           395,231           735,268           678,987
                                                     ==============    ==============    ==============


                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         I.       Research and Development costs, net

                                                                       Year ended December 31
                                                      --------------------------------------------------
                                                                2002              2001              2000
                                                      --------------    --------------    --------------
                                                      $ in thousands    $ in thousands    $ in thousands
                                                      --------------    --------------    --------------

         Expenses incurred                                  115,829           153,573           168,810
         Less - grant participations (see Note 11C)          22,732            30,106            36,600
                                                      --------------    --------------    --------------

                                                             93,097           123,467           132,210
                                                      ==============    ==============    ==============


         J.       Selling and marketing expenses


                                                                       Year ended December 31
                                                      --------------------------------------------------
                                                                2002              2001              2000
                                                      --------------    --------------    --------------
                                                      $ in thousands    $ in thousands    $ in thousands
                                                      --------------    --------------    --------------

         Salaries and employee benefits                      48,795            62,311            78,210
         Agents' commissions                                 22,894            23,280            37,465
         Advertising and exhibitions                          2,268             2,272             8,039
         Foreign travel                                       7,719             7,338            15,217
         Other                                               33,565            43,789            43,901
                                                      --------------    --------------    --------------

                                                            115,241           138,990           182,832
                                                      ==============    ==============    ==============


                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)


         K.       General and administrative expenses


                                                                           Year ended December 31
                                                          --------------------------------------------------
                                                                    2002              2001              2000
                                                          --------------    --------------    --------------
                                                          $ in thousands    $ in thousands    $ in thousands
                                                          --------------    --------------    --------------

         Salaries and employee benefits                          24,651            35,189            37,947
         Rent and maintenance of premises                         3,350             2,367             2,149
         Bad and doubtful debt expenses                       (*)50,144            20,576            11,860
         Other                                                   13,911            20,072            25,836
                                                          --------------    --------------    --------------

                                                                 92,056            78,204            77,792
                                                          ==============    ==============    ==============

         (*)  See also Note 4C

         L.       Financial income, net

                                                                           Year ended December 31
                                                          --------------------------------------------------
                                                                    2002              2001              2000
                                                          --------------    --------------    --------------
                                                          $ in thousands    $ in thousands    $ in thousands
                                                          --------------    --------------    --------------

         Financial expenses:
         Interest on loans from banks and capital notes          10,036            17,975                 -
         Interest and bank charges                                3,198             5,277             5,988
         Exchange rate differences (see Note 1A(5))               4,480             3,624             3,489

         Loss on revaluation of marketable securities               661                 -                 -
                                                          --------------    --------------    --------------

                                                                 18,375            26,876             9,477
                                                          ==============    ==============    ==============

         Financial income:
         Interest mainly on bank deposits and other
          receivables                                            20,756            24,898            14,502
         Exchange rate differences (see Note 1A(5))               3,808             4,124             3,295
         Gain on sale and revaluation of marketable
          securities                                                  -             3,220             6,536
                                                          --------------    --------------    --------------

                                                                 24,564            32,242            24,333
                                                          ==============    ==============    ==============


                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)


         M.       Other income (expenses), net

                                                                                      Year ended December 31
                                                                    --------------------------------------------------
                                                                              2002              2001              2000
                                                                    --------------    --------------    --------------
                                                                    $ in thousands    $ in thousands    $ in thousands
                                                                    --------------    --------------    --------------

         Gain from sale of shares and issuance of new shares
          in a consolidated subsidiary (1)                                 11,397             5,144                 -
         Gain (loss) from sale of an affiliated company                         -            (7,299)                -
         Gain on sale of "available for sale" securities                        -                 -            38,538
         Gain (loss) from sale of property and equipment, net              (3,081)           (1,521)             (368)
         Loss from realization of investment and
          allowance for impairment of investment (2)                       (3,139)          (13,000)             (655)
         Decline in value of convertible notes (see Note 5B)              (18,000)                -                 -
         Other expenses, net (3)                                             (474)             (250)           (2,675)
         Capital loss from sale of business operations (4)                      -           (17,708)                -
         Capital gain from disposal of consolidated companies                   -             2,433                 -
                                                                    --------------     --------------   --------------
         Total other income (expenses), net                               (13,297)           (32,201)          34,840
                                                                    ==============     ==============   ==============

           (1) During 2002, the Company sold 8.5% of the share capital of ECtel. As a result, the Company recognized a pre-tax gain of $ 11.4 million. Following the sale and conversion of options, the Company's holding in ECtel decreased to 59%. The Company provided indemnification to buyers to whom it had undertaken to indemnify in the event that additional shares of ECtel were sold up to the end of 2002, at a price lower than the aforementioned transaction price.

           (2) Arising from a permanent impairment in the value of an investment. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations.

           (3) Including expenses amounting to $ 50 thousand, $ 636 thousand and $ 2,739 thousand for the years ended December 31, 2002, 2001 and 2000, respectively, deriving from selling certain trade account receivables, to unaffiliated financial institutions. During 2002, 2001 and 2000, trade accounts receivable amounting to $ 45,634 thousand, $ 67,869 thousand and $ 117,262 thousand, respectively, had been sold to the financial institutions.

           (4) During the fourth quarter of 2001, the Company completed the transaction for the sale of a division, which does not consist a segment, to a group of investors in consideration for $ 12,500 thousand. Under the agreement, all assets and liabilities of the Division were transferred, including liabilities related to employee severance agreements amounting to $ 27.5 million, serving as a cover for employee severance payments until the year 2012. (See also Note 17G).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         N.       Supplementary Statement of Operations information

                                                                           Year ended December 31
                                                           --------------------------------------------------
                                                                     2002              2001              2000
                                                           --------------    --------------    --------------
                                                           $ in thousands    $ in thousands    $ in thousands
                                                           --------------    --------------    --------------

         Expenses:
         Maintenance and repairs                                   7,459             9,476            15,325
         Depreciation of property, plant and equipment            37,409            29,022            39,975
         Taxes (other than income taxes)                           2,453             2,911             3,466
         Rent                                                     21,200            20,244            17,103
         Advertising costs                                         2,558             3,463             2,936
         Royalties                                                11,412            15,231            23,881
         Amortization of capitalized software                     19,939            20,901             7,771


                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         O.       Loss per share ("LPS")

         Following are the details of the basic and diluted LPS:

                                                                                 2002
                                                        ----------------------------------------------------
                                                             Net loss          Number of            Loss per
                                                                                  shares        share amount
                                                        --------------     --------------     --------------
                                                        $ in thousands       in thousands                  $
                                                        --------------     --------------     --------------

         Loss for continuing operation                        (77,719)           105,512              (0.74)
                                                        ==============     ==============     ==============

         Cumulative effect of accounting
          Change, net of taxes                                   (550)           105,512              (0.01)
                                                        ==============     ==============     ==============

         Discontinued operations                              (77,416)           105,512              (0.73)
                                                        ==============     ==============     ==============

         Net loss per share                                  (155,685)           105,512              (1.48)
                                                        ==============     ==============     ==============


                                                                                 2001
                                                        ----------------------------------------------------
                                                             Net loss          Number of            Loss per
                                                                                  shares        share amount
                                                        --------------     --------------     --------------
                                                        $ in thousands       in thousands                  $
                                                        --------------     --------------     --------------


         Loss for continuing operation                       (350,062)            92,896              (3.77)
                                                        ==============     ==============     ==============

         Cumulative effect of accounting
          Change, net of taxes                                  1,703             92,896               0.02
                                                        ==============     ==============     ==============

         Discontinued operations                              (64,017)            92,896              (0.69)
                                                        ==============     ==============     ==============

         Net loss per share                                  (412,376)            92,896              (4.44)
                                                        ==============     ==============     ==============



                                                                                 2000
                                                        ----------------------------------------------------
                                                             Net loss          Number of            Loss per
                                                                                  shares        share amount
                                                        --------------     --------------     --------------
                                                        $ in thousands       in thousands                  $
                                                        --------------     --------------     --------------


         Loss for continuing operation                        (46,509)            91,824              (0.50)
                                                        ==============     ==============     ==============

         Cumulative effect of accounting
          Change, net of taxes                                (22,109)            91,824              (0.23)
                                                        ==============     ==============     ==============

         Discontinued operations                              (22,792)            91,824              (0.27)
                                                        ==============     ==============     ==============

         Net loss per share                                   (91,410)            91,824              (1.00)
                                                        ==============     ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------



Note 18 - Relevant Recently Enacted Accounting Standards

           A. In June 2002, the Financial Accounting Standard Board (FASB) issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities which nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefit and Other Exit Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between Statement 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002.


           B. In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the Interpretation), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantee. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

               The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

               As noted above, the Company has adopted the disclosure requirements of the Interpretation (see Note 11G) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

           C. In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation - Transition and disclosure - an amendment of FASB Statement No. 123" (SFAS 148"). SFAS 148 permits two additional methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statement for interim periods beginning after December 15, 2002.

               The Company has decided to continue accounting for its options in accordance with APB 25.

               See Note 12C4 for the required annual disclosures.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 18 - Relevant Recently Enacted Accounting Standards (cont'd)

         D.       EITF 00-21 - Revenue Arrangements with Multiple Deliverables

               In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s),
               (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial position and the results of its operations.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 19 - Acquisitions

         A.       Tadiran Telecommunications Ltd. (hereinafter "TTL")

         Effective the first quarter of 1999, ECI completed the merger with TTL (hereinafter "merger").

         The cost of the purchase totaled $403.8 million, which included cost excesses in the amount of $229.9 million, as follows:

                                                                $ in thousands
                                                               ---------------

         R&D in process(*)                                             87,327
         Goodwill and intangible assets                               142,583
                                                               ---------------

                                                                      229,910
                                                               ===============

         (*) See Note 19E below.

         In the merger agreement, the Company undertook to indemnify the seller in respect of losses and damages incurred by the latter in respect of future taxes imposed on the Company or certain of its subsidiaries and for which a provision was not fully provided in respect thereof in the financial statements of the Company.

         B.       Wave Pacer DSL Division

         In April 2000, ECI and its subsidiary purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit located in Herdon, Virginia, for an initial cash consideration of $62.7 million.
         The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million related to in-process research and development, which has been written off to the statement of income (as to the valuation of IPR&D - See Note 19E.). In 2001, management of the Company decided that the value of goodwill had been impaired and accordingly a provision was recorded for the said decline in value of the goodwill - See Note 20(2)(B).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 19 - Acquisitions (cont'd)

         C.       WinNet Metropolitan Communication System Inc. (WinNet).

         In June 2000, a wholly owned subsidiary purchased for a total consideration of $40.5 million, all the rights in WinNet Metropolitan Communications Systems Inc., an emerging broadband wireless communications company, located in the Silicon Valley in California. In addition, the Company paid approximately an additional $ 7 million, since certain milestones stipulated in the purchase agreement were achieved during 2000.
         The excess of the purchase price over the fair value of the net tangible assets amounted to $ 47.6 million, of which $ 8.3 million related to in-process research development, which has been written off to the statement of income. (As to the valuation of IPR&D - See Note 19(E) below).
         In 2001 Management of the Company decided that in the value of goodwill had been impaired and accordingly a provision was recorded for the said decline in value of the goodwill.


         D.       Acquisition of Telrad Hawk Net-I Ltd.("NetEye")

         On October 1, 2001, ECtel, a consolidated company, acquired, from a related party, complete ownership of NetEye, including shareholders' loans. NetEye is engaged in the research, development and marketing of real time fraud management in Internet and next generation telecommunications networks. In consideration of the purchase, ECtel issued shares and options totalling $ 16,500 thousand. The transaction was accounted for by the purchase method according to Statement of Financial Accounting Standards (SFAS) No. 141 - "Business Combinations". Goodwill, in the amount of $ 16,348 thousand and other intangible assets arising from acquisition of shares of NetEye are subject to amortization in accordance with SFAS No. 142. According to the requirements of SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment at least annually.

         E.       In process research and development (IPR&D)

         In process research and development was calculated in accordance with an external valuation which is based on the principles stated in SFAS 2 and its related clarifications, regarding research and development components that have not yet developed into proof of technological feasibility and for which there is no future alternative use. The calculation of the research and development stage of each R&D project included:

            o Analysis of the completion and development stage of each R&D project.
            o Estimate of the costs required to complete the project and bring it to maturity.
            o The anticipated contribution from sale of the products being developed by the R&D project.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges

         1.       For the year ended December 31, 2002

         During the accounting period, the Company made a provision of $ 1,525 thousand for a decline in value of assets relating to land and building including in property, plant and equipment and also, wrote off $ 7,446 thousand of inventory relating to discontinued production and marketing of certain products.

         See Note 21 regarding impairment of goodwill and other intangible assets.

         2.       For the year ended December 31, 2001

         During the fiscal 2001 the Company's management had to adjust their forecast for 2001 turnover significantly, due to the sharp and unexpected decline in demand for telecommunication equipment, including the Company's products. Management therefore decided to make far-reaching cutbacks, including, among other steps, the dismissal of 1,400 employees (in addition to the 400 whose employment was terminated at the end of December 2000), representing 30% of its total work force. Also it has been decided to abandon abandoning manufacturing and marketing of certain product lines as well as marketing activities in certain geographic areas.

         Following the above-mentioned, the Company included losses in its financial statements regarding Inventory write-offs, impairment of long lived assets (mainly goodwill) and other expenses relating to restructuring (mainly severance pay), as detailed below:

         A.       Inventory write-off

         Following the adjusted budget and abandonment of products as described above, Company's management wrote off $ 99,163 thousand of inventories which, in their estimation, reflects the write-off of inventory to its fair market value.


         B.       Impairment of long-lived assets

         (1) During the second quarter of 2000, the Company acquired an activity ("Wavepacer") in the United States, which is engaged in developing products for access solutions, in the amount of $ 62.7 million (see Note 19B).

                  During 2001, material changes took place worldwide in the telecommunications market, which had far-reaching implications for the Company. Management therefore decided to halt the development activities of Wavepacer and to dismiss most of its employees.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges (cont'd)

         B.       Impairment of long-lived assets (cont'd)

                  Accordingly, the financial statements for 2001 include a loss totalling $ 35 million representing the decline in value of goodwill and other intangible assets owing to the acquisition of the above business. This figure reflects, in management's opinion, the value of assets which are not recoverable. In determining the amount of the write down, the Company followed the guidance of FAS 121 using a discounted cash flow model.


         (2) Following material changes in the operations of Enavis and their effect on the results of operations which are reflected by, inter alia, a decline of about 50% in the volume of sales as compared to sales in the past, and in light of the examination made by management of the Company of the updated business model, budgets and forecast of cash flows for the future operations of Enavis, a $ 44 million loss was recorded in the financial statements owing to a decline in the value of the goodwill of Enavis. The figure was determined according to the guidelines of SFAS 121, as stated in Note 1B.1 above.

         (3) The financial statements include losses from the decline in value of additional intangible assets and other fixed assets in the amount of $ 17.6 million.


         C.       Reorganization and spin off costs

         As part of the sharp and unexpected decline in demand for telecommunication equipment, including the Company's products, the managers of the Company as well as of the various subsidiaries made decisions with respect to business and operating plans. It was decided to stop manufacturing and developing certain products including the related costs the Company will have to pay, to dismiss employees and other expenses related to the reorganization, as follows:

                                                                                      Year ended
                                                                                     December 31
                                                                                            2001
                                                                                  --------------
                                                                                     $ thousands
                                                                                  --------------

                  Severance expenses                                                      9,675
                  Rent contract expenses (*)                                              5,995
                  Consultation (legal, tax and other)                                     1,475
                  Other (mainly because of cancellation of contracts)                     2,236
                                                                                  --------------

                                                                                         19,381
                                                                                  ==============

                   (*) From which no economic benefit is expected, due to shut down of operations.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges (cont'd)

         C.       Reorganization and spin off costs (cont'd)

         3.       For the year ended December 31, 2000

         As part of the spin-off plan, as approved by the Board of Directors at November 7, 2000, Management of the Company as well as management of the divisions decided to prepare new operating plans for the future. Accordingly, the financial statements include losses regarding impairment of long-lived assets, costs related to reorganization (mainly termination of employees) as follows:

         A.       Restructuring and spin off expenses
                  -----------------------------------

                                                                    Year ended
                                                                   December 31
                                                                          2000
                                                                 -------------
                                                                   $ thousands
                                                                 -------------

                  Severance expenses                                   16,269
                  Rent contract expenses                                2,012
                  Consultation (legal, tax and other)                   3,881
                  Others                                                2,251
                                                                 -------------

                                                                       24,413
                                                                 =============


         B.       Impairment of long-lived assets
                  -------------------------------
                                                                   December 31
                                                                          2000
                                                                 -------------
                                                                   $ thousands
                                                                 -------------

                  Intangible assets of acquired company                12,592
                  Fixed assets                                         10,376
                                                                 -------------

                                                                       22,968
                                                                 =============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 21 - Discontinuance of the InnoWave Segment Operations

         During the reporting period, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broadband wireless access to communications networks.

         Discontinuance of these operations conforms with the Company's long-term strategy to concentrate its activities on its core businesses (Inovia - which is engaged in the DSL market; and Lightscape - which develops solutions for optical networks, including Enavis - which specializes in transmission solutions), and to exit from activities which are not related to these areas.

         The Company found a purchaser for the InnoWave segment and signed a Memorandum of Understanding and intends to sign a definitive agreement shortly after the date of approval of these financial statements.

         The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statements of operations after the loss from continuing operations.

         The assets and liabilities of the discontinued activities on December 31, 2002 are detailed below:

                                                                   December 31
                                                                          2002
                                                                --------------
                                                                $ in thousands
                                                                --------------

         Assets relating to discontinued operations
         ------------------------------------------
         Trade and other receivables                                    8,883
         Inventory                                                      8,798
         Long-term receivables                                          2,234
         Property, plant and equipment                                    733
                                                                --------------

                                                                       20,648
                                                                ==============

                                                                   December 31
                                                                          2002
                                                                --------------
                                                                $ in thousands
                                                                --------------

         Liabilities relating to discontinued operations
         -----------------------------------------------
         Trade payables                                                 2,699
         Other payables                                                 9,449
                                                                --------------

                                                                       12,148
                                                                ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------


Note 21 - Discontinuance of the InnoWave Segment Operations (cont'd)


         Set forth below are the results of operations of the discontinued segment

                                                                  Year ended December 31
                                                  ----------------------------------------------------
                                                            2002               2001               2000
                                                  --------------     --------------     --------------
                                                  $ in thousands     $ in thousands     $ in thousands
                                                  --------------     --------------     --------------


         Segment revenues                                46,637            123,234            111,505
         Segment operating expenses (1)                  87,407            188,403            134,297
         Cumulative effect of an accounting
          change, net (Note 1U1)                         36,646                  -                  -
                                                  --------------     --------------     --------------

         Results of segment activities                  (77,416)       (*) (65,169)           (22,792)
                                                  ==============     ==============     ==============


         (1) Including impairment of long-lived assets for the years ended December 31, 2002 and 2001, in the amount of $ 22,678 thousand and $ 36,980 thousand, respectively, (see note 19C).

         As a result of the decline in the first quarter of 2002 in the demand for products of InnoWave, Management updated its forecast of anticipated sales. In accordance with the provisions of SFAS 144 (see
         Note 1V), a loss was recorded from the decline in value of intangible assets in InnoWave in the amount of $ 15,835 thousand. Also as a result of the expected disposal proceeds, the Company wrote down property, plant and equipment in the amount of $ 6,843 thousand.

         (*) As of December 31, 2001, includes profit in the amount of $ 1,152 thousand derived from other discontinued operation.


Note 22 - Subsequent Event

         Subsequent the balance sheet date, the Company granted employees of certain segments the right to exchange their option warrants, convertible into shares in the "new companies", for others, convertible into shares of the Company as quoted on the stock exchange, with the addition of the relating conversion, on a date at least six months after conversion date ("the future date").

                                 ECI Telecom Ltd.

                                   Consolidated
                               Financial Statements
                              As at December 31, 2002